UNICO® AMERICAN CORPORATION

2001 ANNUAL REPORT



TO OUR STOCKHOLDERS:

Although this was a difficult year for us, we are glad that the intensity of the marketplace's price-based competition continues to subside. While the market conditions may not have changed enough to significantly increase sales, some of our competitors have gone out of business while others have raised rates or tightened their underwriting standards. Our Crusader Insurance Company subsidiary has always maintained a strategy of adequate pricing over market share, as is reflected in increasing sales during "hard market" conditions and decreasing sales during "soft market" conditions. In 1999, Crusader's written premium decreased about 11%. In 2000, as market conditions started to improve, Crusader sales stopped declining and in fact were slightly up for the year. In 2001, as market conditions continued to improve, Crusader sales grew over 13%.

Last year we reported that Crusader increased its loss reserves to reflect higher than anticipated claim costs, primarily due to business outside of California and from construction defect claims resulting from changes in California law that expanded coverage and increased loss exposure on our contractor business. Although we believe that we have taken the appropriate pricing and underwriting actions to address these problems, we still have to deal with this exposure on the policies already written. We had hoped that last year's adjustment to our loss reserves was behind us; however, this year we were proved wrong. Claims continued to be reported in amounts greater than had been anticipated on our non-California business, on our contractor business, and also from habitability claims on our apartment house business. This year we significantly increased our loss reserves to deal with these exposures. While this reserve increase resulted in Crusader reporting a substantial underwriting loss for the year, its surplus remains strong. We hope we have now finally put these problems behind us, and we remain optimistic about our future.

We continue to believe we can compete effectively and profitably by offering better service and by marketing our policies through our current independent agents and brokers. In 2002, we have no short-term plan to expand into additional states or to expand our marketing channels; however, we do plan to "fine-tune" our underwriting selection process and our rates, rules and forms.



We remain dedicated to enhancing shareholder value over the long run by maintaining our business strategy that has proven to be successful over the years. We enter 2002 with a strong balance sheet, no debt, and look forward to the challenges ahead. I would like to thank our customers, directors, officers, and shareholders for their continued support, even during this difficult year.

Sincerely,

Erwin Cheldin
Chairman of the Board
and President

UNICO® AMERICAN CORPORATION

2001 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

Annual report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

For the year ended December 31, 2001 Commission File No. 0-3978

UNICO AMERICAN CORPORATION

(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

95-2583928
(I.R.S. Employee Identification No.)

23251 Mulholland Drive, Woodland Hills, California
(Address of Principal Executive Offices)

91364
(Zip Code)

(818) 591-9800
Registrant's telephone number

Securities registered pursuant to Section 12(b) of the Act:
None
(Title of each class)

Securities registered pursuant to section 12(g) of the Act:
Common Stock, No Par Value
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-X is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy of information statements incorporated by reference as Part III of this Form 10-K or any amendment to this Form 10-K. __

The aggregate market value of Registrant's voting stock held by non-affiliates as of March 22, 2002, was $16,100,496 (based on the closing sales price on such date, as reported by the Wall Street Journal).

5,484,533
Number of shares of common stock outstanding as of March 22, 2002

Portions of the definitive proxy statement that Registrant intends to file pursuant to Regulation 14(A) by a date no later than 120 days after December 31, 2001, to be used in connection with the annual meeting of shareholders, are incorporated herein by reference into Part III hereof. If such definitive proxy statement is not filed in the 120 day period, the information called for by Part III will be filed as an amendment to this Form 10-K not later than the end of the 120 day period.

PART I

Item 1. Business

Unico American Corporation is an insurance holding company that underwrites property and casualty insurance through its insurance company subsidiary; provides property, casualty, health and life insurance through its agency subsidiaries; and provides insurance premium financing, claim administration services, and membership association services through its other subsidiaries. Unico American Corporation is referred to herein as the "Company" or "Unico" and such references include both the corporation and its subsidiaries, all of which are wholly owned, unless otherwise indicated. Unico was incorporated under the laws of Nevada in 1969.

Descriptions of the Company's operations in the following paragraphs are categorized between the Company's major segment, its insurance company operation, and all other revenues from insurance operations. The insurance company operation is conducted through Crusader Insurance Company ("Crusader"), Unico's property and casualty insurance company. Insurance company revenues and other revenues from insurance operations for the years ended December 31, 2001, and December 31, 2000, are as follows:

	Year ended December 31			
	2001		2000	
	Total Revenues	Percent of Total Company Revenues	Total Revenues	Percent of Total Company Revenues
Insurance Company Revenues	$35,563,628	84.4%	$31,572,070	82.3%
Other Revenues from Insurance Operations				
Health and life insurance program commission income	2,582,290	6.1%	2,625,193	6.9%
Service fee income	1,726,811	4.1%	1,654,735	4.3%
Daily automobile rental insurance program commission and claim administration fees	667,418	1.6%	811,641	2.1%
Association operations membership and fee income	398,677	1.0%	397,157	1.0%
Other commission and fee income	114,029	0.3%	71,949	0.2%
Workers' compensation program commission income	19,730	-	44,818	0.1%
Total gross commission and fee income	5,508,955	13.1%	5,605,493	14.6%
Insurance premium financing operation finance charges and late fees	868,496	2.1%	837,902	2.2%
Non-insurance company investment income	159,600	0.4%	338,492	0.9%
Other income	16,227	-	13,992	-
Total Other Revenues from Insurance Operations	6,553,278	15.5%	6,795,879	17.7%
Total Revenues	$42,116,906	100.0%	$38,367,949	100.0%

INSURANCE COMPANY OPERATION

General

The insurance company operation is conducted through Crusader, which as of December 31, 2001, was licensed as an admitted insurance carrier in the states of Arizona, California, Colorado, Idaho, Montana, Nevada, Ohio, Oregon and Washington. Crusader is a multiple line property and casualty insurance company that began transacting business on January 1, 1985. During the year ended December 31, 2001, 96% of Crusader's business was commercial multiple peril business package insurance policies. Commercial multiple peril policies provide a combination of property and liability coverage for businesses. Commercial property coverages insure against loss or damage to buildings, inventory and equipment from natural disasters, including hurricanes, windstorms, hail, water, explosions, severe winter weather and other events such as theft and vandalism, fires and storms and financial loss due to business interruption resulting from covered property damage. Commercial liability coverages insure against third party liability from accidents occurring on the insured's premises or arising out of its operations, such as injuries sustained from products sold. In addition to commercial multiple peril policies, Crusader also writes separate policies to insure commercial property and commercial liability risks on a mono-line basis.

Crusader's business is produced by Unifax Insurance Systems, Inc., ("Unifax") its sister corporation. Unifax has substantial experience with these classes of business. The commissions paid by Crusader to Unifax are eliminated as intercompany transactions and are not reflected in the previous table. Crusader is licensed in all property and casualty and disability lines by the California Department of Insurance.

Reinsurance

A reinsurance transaction occurs when an insurance company transfers ("cedes") a portion of its exposure on business written by it to a reinsurer that assumes that risk for a premium ("ceded premium"). Reinsurance does not legally discharge the Company from primary liability under its policies. If the reinsurer fails to meet its obligations, the Company must nonetheless pay its policy obligations. Since 2000, Crusader has had its primary reinsurance agreements with Partners Reinsurance Company of the U.S., a California admitted reinsurer rated A+ by the A.M. Best Company. In 1999, Crusader had its primary reinsurance agreements with General Reinsurance Corporation, a California admitted reinsurer rated A++ by the A.M. Best Company. These reinsurance agreements help protect Crusader against liabilities in excess of certain retentions, including major or catastrophic losses that may occur from any one or more of the property and/or casualty risks which Crusader insures. Crusader also has additional catastrophe reinsurance from various other reinsurance companies of which 90% of the premium is ceded to participating catastrophe reinsurers that are admitted in California. The Company has no reinsurance recoverable balances in dispute.

The aggregate amount of earned premium ceded to the reinsurers was $5,515,330 for the fiscal year ended December 31, 2001, and $6,843,931 for the fiscal year ended December 31, 2000.

On July 1, 1997, Crusader increased its retention from $150,000 to $250,000 per risk. Concurrently, Crusader maintained catastrophe and clash covers (subject to a maximum occurrence and annual aggregate) to help protect the Company from one loss occurrence affecting multiple policies. Beginning January 1, 1998, an annual aggregate deductible of $750,000 commenced on losses ceded to its reinsurance treaty covering losses between $250,000 and $500,000. Beginning January 1, 2000, the annual aggregate deductible decreased to $500,000, but will increase back to $750,000 commencing January 1, 2002. Prior to January 1, 1998, National Reinsurance Corporation (acquired by General Reinsurance Corporation in 1996) charged a provisional rate on exposures up to $500,000 that was subject to adjustment and was based on the amount of losses ceded, limited by a maximum percentage that could be charged. That provisional rated treaty was cancelled on a runoff basis and replaced by a flat rated treaty on January 1, 1998.

On most of the premium that Crusader cedes to the reinsurer, the reinsurer pays a commission to Crusader that includes a reimbursement of the cost of acquiring the portion of the premium that is ceded. Crusader does not currently assume any reinsurance. The Company intends to continue obtaining reinsurance although the availability and cost may vary from time to time. The unpaid losses ceded to the reinsurer are recorded as an asset on the balance sheet.

Unpaid Losses and Loss Adjustment Expenses

Crusader maintains reserves for losses and loss adjustment expenses with respect to both reported and unreported losses. Crusader establishes reserves for reported losses based on historical experience, upon case-by-case evaluation of facts surrounding each known loss, and the related policy provisions. The amount of reserves for unreported losses is estimated by analysis of historical and statistical information. Historical data includes the 17 years that Crusader has been in operation and the data from its general agent developed with other insurance companies prior to 1985. The ultimate liability of Crusader may be greater or less than estimated reserves. Reserves are monitored and adjusted when appropriate and reflected in the statement of operation in the period of adjustment. Reserves for losses and loss adjustment expenses are estimated to cover the future amounts needed to pay claims and related expenses with respect to insured events that have occurred.

The process of establishing loss reserves involves significant judgment. The following table shows the development of the unpaid losses and loss adjustment expenses for fiscal years 1992 through 2001. The top line of the table shows the estimated liability for unpaid losses and loss adjustment expenses recorded at the balance sheet date for each of the indicated years. This liability represents the estimated amount of losses and loss adjustment expenses for losses arising in the current and prior years that are unpaid at the balance sheet date, including the estimated losses that had been incurred but not reported to the Company. The table shows the reestimated amount of the previously recorded liability based on experience as of the end of each succeeding year. The estimate is increased or decreased as more information becomes known.

The table reflects redundancies and deficiencies in Crusader's net loss and loss adjustment expense reserves. At December 31, 1999, only fiscal years ended March 31, 1994 and 1995 reflected a cumulative deficiency. At December 31, 2001, all periods reflected in the table except the fiscal year ended March 31, 1992, reflected a cumulative deficiency. The change from redundancy to deficiency since December 31, 1999, was primarily the result of an increase in the Company's estimate of ultimate reported and unreported claims for construction defects, non-California liquor liability, and apartment house habitability claims during the years ended December 31, 2001 and 2000. See discussion of losses and loss adjustment expenses in *Item 7- Management Discussion and Analysis - Result of Operations - Insurance Company Operations.*

Crusader is a relatively small insurance company with 17 years of its own statistical experience. Crusader is constantly changing its product mix and exposures, including the types of businesses insured within its business package program as well as its lines of business. In addition, it is regularly expanding its territories both inside and outside of California. Considering the uncertainties from this changing environment as well as its limited internal data and history, the Company recognizes the difficulties in developing its own unique reserving statistics; therefore, it incorporates industry standards and averages into its estimates. The Company believes that its loss and loss adjustment expense reserves are properly stated. When subsequent loss and loss adjustment expense development justifies changes in reserving practices, the Company acts accordingly.

When evaluating the information in the following table, it should be noted that each amount includes the effects of all changes in amounts of prior periods; therefore, the cumulative redundancy or deficiency represents the aggregate change in the estimates over all prior years. Conditions and trends that have affected development of liability in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future deficiencies or redundancies based on this table.

CRUSADER INSURANCE COMPANY
ANALYSIS OF LOSS AND LOSS ADJUSTMENT EXPENSE DEVELOPMENT

	Fiscal Year Ended March 31					Fiscal Year Ended December 31					
	1992	1993	1994	1995	1996	1996 (Nine Months)	1997	1998	1999	2000	2001
Reserve for Unpaid Losses and Loss Adjustment Expenses	$21,249,902	$20,824,039	$21,499,778	$27,633,304	$32,682,153	$37,111,846	$40,591,248	$40,374,232	$37,628,165	$34,546,026	$49,786,215
Paid Cumulative as of											
1 Year Later	6,368,554	8,904,427	7,687,180	8,814,611	7,019,175	10,996,896	12,677,646	15,393,167	18,745,224	20,841,417	
2 Years Later	9,583,885	10,824,024	13,453,833	13,502,224	15,292,415	19,488,853	23,740,181	28,570,117	34,905,359		
3 Years Later	11,814,445	13,178,262	16,597,366	18,911,104	20,898,580	25,552,756	30,217,031	38,923,545			
4 Years Later	12,667,989	14,462,911	19,073,442	22,631,450	24,932,922	29,730,976	35,620,705				
5 Years Later	13,093,970	15,821,444	21,452,429	25,509,618	27,726,438	33,893,473					
6 Years Later	13,385,215	16,936,140	23,900,335	27,844,199	31,701,748						
7 Years Later	14,067,010	17,729,857	25,687,342	31,445,057							
8 Years Later	14,479,299	18,628,698	28,197,077								
9 Years Later	14,959,539	19,643,508									
10 Years Later	15,562,774										
Reserves Reestimated as of											
1 Year Later	18,562,116	19,599,695	20,912,743	25,666,251	31,232,388	32,838,369	35,730,603	39,132,945	41,898,796	53,872,376	
2 Years Later	15,021,149	15,742,478	20,289,699	24,984,032	28,636,286	31,086,210	36,032,215	43,164,627	56,423,375		
3 Years Later	13,802,009	15,463,566	21,217,766	24,575,023	28,074,691	32,347,788	38,844,953	52,349,735			
4 Years Later	13,620,235	16,174,111	21,843,632	26,146,874	29,774,762	35,513,862	45,907,785				
5 Years Later	13,790,786	16,888,885	23,767,472	28,687,265	32,382,991	43,335,778					
6 Years Later	13,878,797	17,762,615	26,193,900	31,416,091	40,773,954						
7 Years Later	14,374,473	18,692,720	28,528,744	40,165,717							
8 Years Later	15,132,286	19,849,364	35,793,968								
9 Years Later	15,387,869	22,962,939									
10 Years Later	16,797,804										
Cumulative Redundancy (Deficiency)	$4,452,098	$(2,138,900)	$(14,294,190)	$(12,532,413)	$(8,091,801)	$(6,223,932)	$(5,316,537)	$(11,975,503)	$(18,795,210)	$(19,326,350)	
Gross Liability for Unpaid Losses and Loss Adjustment Expenses		$23,011,868	$26,294,199	$32,370,752	$37,006,458	$39,740,865	$42,004,851	$41,513,945	$41,592,489	$45,217,369	$60,534,295
Ceded Liability for Unpaid Losses and Loss Adjustment Expenses		(2,187,829)	(4,794,421)	(4,737,448)	(4,324,305)	(2,629,019)	(1,413,603)	(1,139,713)	(3,964,324)	(10,671,343)	(10,748,080)
Net Liability for Unpaid Losses and Loss Adjustment Expenses		$20,824,039	$21,499,778	$27,633,304	$32,682,153	$37,111,846	$40,591,248	$40,374,232	$37,628,165	$34,546,026	$49,786,215
Gross Liability Reestimated		$32,852,034	$48,873,132	$56,625,261	$59,195,935	$65,085,837	$61,536,027	$70,427,031	$75,138,900	$72,001,181	
Ceded Liability Reestimated		(9,889,095)	(13,079,164)	(16,459,544)	(18,421,981)	(21,750,059)	(15,628,242)	(18,077,296)	(18,715,525)	(18,128,805)	
Net Liability Reestimated		$22,962,939	$35,793,968	$40,165,717	$40,773,954	$43,335,778	$45,907,785	$52,349,735	$56,423,375	$53,872,376	
Gross Reserve Redundancy (Deficiency)		$(9,840,166)	$(22,578,933)	$(24,254,509)	$(22,189,477)	$(25,344,972)	$(19,531,176)	$(28,913,086)	$(33,546,411)	$(26,783,812)	

The following table provides an analysis of the roll forward of Crusader's losses and loss adjustment expenses, including a reconciliation of the ending balance sheet liability for the periods indicated:

	Year ended December 31		
	2001	2000	1999
Reserve for unpaid losses and loss adjustment expenses at beginning of year - net of reinsurance	$34,546,026	$37,628,165	$40,374,232
Incurred losses and loss adjustment expenses			
Provision for insured events of current year	22,350,667	17,406,284	18,268,710
Increase (decrease) in provision for events of prior years (*)	19,326,349	4,270,631	(1,241,520)
Total losses and loss adjustment expenses	41,677,016	21,676,915	17,027,190
Payments			
Losses and loss adjustment expenses attributable to insured events of the current year	5,595,410	6,013,830	4,380,090
Losses and loss adjustment expenses attributable to insured events of prior years	20,841,417	18,745,224	15,393,167
Total payments	26,436,827	24,759,054	19,773,257
Reserve for unpaid losses and loss adjustment expenses at end of year – net of reinsurance	$49,786,215	$34,546,026	$37,628,165
Reinsurance recoverable on unpaid losses and loss adjustment expenses at end of year	10,748,080	10,671,343	3,964,324
Reserve for unpaid losses and loss adjustment expenses at end of year per balance sheet, gross of reinsurance (**)	$60,534,295	$45,217,369	$41,592,489

(*) See discussion of losses and loss adjustment expenses in *Item 7 - Management Discussion and Analysis - Result of Operations – Insurance Company Operations.*

(**) In accordance with Financial Accounting Standards Board Statement No. 113, *Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts*, reinsurance recoverable on unpaid losses and loss adjustment expenses are reported for generally accepted accounting principles (GAAP) as assets rather than netted against the corresponding liability for such items on the balance sheet.

Net Premium Written to Policyholders' Surplus Ratio

The following table shows, for the periods indicated, Crusader's statutory ratios of net premiums written to statutory policyholders' surplus. Due to certain GAAP adjustments for written premium on policies that do not become effective in the year written, statutory net premiums written differ slightly from those reported on the Company's financial statements. Since each property and casualty insurance company has different capital needs, an "acceptable" ratio of net premium written to policyholders' surplus for one company may be inapplicable to another. While there is no statutory requirement applicable to Crusader that establishes a permissible net premium to surplus ratio, guidelines established by the National Association of Insurance Commissioners provide that such ratio should generally be no greater than 3 to 1.

	Twelve months ended December 31				
Statutory:	2001	2000	1999	1998	1997
Net Premiums Written	$32,106,175	$26,406,565	$26,209,180	$34,203,908	$36,059,086
Policyholders' Surplus	$27,519,538	$39,626,269	$40,952,456	$37,611,089	$30,899,761
Ratio	1.2 to 1	.7 to 1	.6 to 1	.9 to 1	1.2 to 1

Regulation

The insurance company operation is subject to regulation by the California Department of Insurance ("the insurance department") and by the department of insurance of other states in which Crusader is licensed. The insurance department has broad regulatory, supervisory, and administrative powers. These powers relate primarily to the standards of solvency which must be met and maintained; the licensing of insurers and their agents; the nature and limitation of insurers' investments; the prior approval of rates, rules and forms; the issuance of securities by insurers; periodic examinations of the affairs of insurers; the annual and other reports required to be filed on the financial condition and results of operations of such insurers or for other purposes; and the establishment of reserves required to be maintained for unearned premiums, losses, and other purposes. The regulations and supervision by the insurance department are designed principally for the benefit of policyholders and not for the insurance company shareholders. The last examination of Crusader by the insurance department covered the three years ended December 31, 1997. The report of examination that was filed with the insurance department on December 23, 1998, reported no adjustments to Crusader's statutory financial statements. The Company has been notified by the California Department of Insurance that it is scheduled for a financial examination in 2002.

In December 1993, the National Association of Insurance Commissioners ("NAIC") adopted a Risk-Based Capital ("RBC") Model Law for property and casualty companies. The RBC Model Law is intended to provide standards for calculating a variable regulatory capital requirement related to a company's current operations and its risk exposures (asset risk, underwriting risk, credit risk and off-balance sheet risk). These standards are intended to serve as a diagnostic solvency tool for regulators that establishes uniform capital levels and specific authority levels for regulatory intervention when an insurer falls below minimum capital levels. The RBC Model Law specifies four distinct action levels at which a regulator can intervene with increasing degrees of authority over a domestic insurer if its RBC is equal to or less than 200% of its computed authorized control level RBC. A company's RBC is required to be disclosed in its statutory annual statement. The RBC is not intended to be used as a rating or ranking tool nor is it to be used in premium rate making or approval. Taking into consideration the Job Creation and Workers Assistance Act of 2002 discussed below, Crusader adjusted capital at December 31, 2001 was 458% of authorized control level risk-based capital.

The following table sets forth the different levels of risk-based capital that may trigger regulatory involvement and the corresponding actions that may result.

LEVEL	TRIGGER	CORRECTIVE ACTION
Company Action Level	Adjusted Capital less that 200% of Authorized Control Level	The insurer must submit a comprehensive plan to insurance commissioner
Regulatory Action Level	Adjusted Capital less that 150% of Authorized Control Level	In addition to above, insurer is subject to examination, analysis and specific corrective action
Authorized Control Level	Adjusted Capital less that 100% of Authorized Control Level	In addition to both of the above, insurance commissioner may place insurer under regulatory control
Mandatory Control Level	Adjusted Capital less that 70% of Authorized Control Level	Insurer must be placed under regulatory control

Insurance Regulatory Information System ("IRIS") was developed by a committee of state insurance regulators primarily to assist state insurance departments in executing their statutory mandate to oversee the financial condition of insurance companies. IRIS helps those companies that merit highest priority in the allocation of the regulators' resources on the basis of 12 financial ratios that are calculated annually. The analytical phase is a review of annual statements and the financial ratios. The ratios and trends are valuable in pointing to companies likely to experience financial difficulties, but are not themselves indicative of adverse financial condition. The ratio and benchmark comparisons are mechanically produced and are not intended to replace the state insurance departments' own in-depth financial analysis or on-site examinations.

An unusual range of ratio results has been established from studies of the ratios of companies that have become insolvent or have experienced financial difficulties. In the analytical phase, all companies that receive four or more financial ratio values outside the usual range are analyzed in order to identify those companies that appear to require immediate regulatory action. Subsequently, a more comprehensive review of the ratio results and an insurer's annual statement is performed to confirm that an insurer's situation calls for increased or close regulatory attention.

In 2001, the Company was outside the usual values of 5 of the 12 IRIS ratio tests, primarily as a result of adverse loss and loss adjustment expense development. The IRIS ratio test outside the usual values were the Two Year Overall Operating Ratio, Change in Surplus, One Year Reserve Development to Surplus, Two Year Reserve Development to Surplus, and Estimated Current Reserve Deficiency to Surplus.

NAIC's Statutory Accounting Initiative

The NAIC's project to codify accounting practices was approved by the NAIC in March 1998. The approval included a provision for commissioners' discretion in determining appropriate statutory accounting for insurers in their states. Consequently, prescribed and permitted accounting practices may continue to differ from state to state. Codification became effective on January 1, 2001. The primary effect of Codification on Crusader was the recognition, subject to limitations, of deferred tax assets previously not allowed. As of December 31, 2001, Crusader reported to the California insurance department in its annual statutory filing, total deferred tax assets of $7,243,071 of which $3,962,627 was admitted and included in surplus and $3,280,444 was non-admitted and not included in surplus. The admitted deferred tax assets of $3,962,627 would not have been allowed prior to codification. On March 9, 2002, subsequent to Crusader's statutory filing, the Job Creation and Workers Assistance Act of 2002 was signed into law. This act was effective for tax years ending in 2001 and provided that a net operating loss for tax years ending in 2001 or 2002 is carried back five years, rather than the previously allowed two years. The income tax credit resulting from net operating loss carrybacks are treated as current receivables while income tax credit resulting from net operating loss carryforwards, subject to limitations, are treated as deferred tax assets and are limited to an aggregate amount no greater than 10% of beginning surplus. This act allowed Crusader to carryback its entire net operating loss and thus converted its net operating loss carryforward of $3,934,772 to a current receivable. Taking into consideration the Job Creation and Workers Assistance Act of 2002, Crusader's admitted deferred tax assets were $2,087,678 and its non-admitted deferred tax assets were $1,220,621. Taking into consideration the Job Creation and Workers Assistance Act of 2002, the primary effect of codification on Crusader was to increase its surplus by recognizing admitted deferred tax assets of $2,087,678.

The Company is unable to predict how insurance rating agencies will interpret or react to any such changes. No assurance can be given that future legislative or regulatory changes resulting from such activities will not adversely affect the Company and its subsidiaries.

California Insurance Guarantee Association

In 1969, the California Insurance Guarantee Association ("CIGA") was created pursuant to California law to provide for payment of claims for which insolvent insurers are liable but which cannot be paid out of such insurers' assets. Crusader is subject to assessment by CIGA for its pro-rata share of such claims, based on premiums written in the particular line in the year preceding the assessment by insurers writing that line of insurance in California. Such assessments are based upon estimates of losses incurred in liquidating an insolvent insurer. In any particular year, Crusader cannot be assessed an amount greater than 1% of its premiums written in the preceding year. California Insurance Code Sections 1063.5 and 1063.14 allow Crusader to recoup assessments by surcharging policyholders. No assessment was made by CIGA for the 2001 or 2000 calendar years.

Holding Company Act

Crusader is subject to regulation by the insurance department pursuant to the provisions of the California Insurance Holding Company System Regulatory Act (the "Holding Company Act"). Pursuant to the Holding Company Act, the insurance department may examine the affairs of Crusader at any time. Certain transactions defined to be of an "extraordinary" type may not be effected without the prior approval of the insurance department. Such transactions include, but are not limited to, sales, purchases, exchanges, loans and extensions of credit, and investments made within the immediately preceding 12 months involving the lesser of 3% of admitted assets or 25% of policyholders' surplus, as of the preceding December 31. An extraordinary transaction also includes a dividend which, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of 10% of the insurance company's policyholders' surplus as of the preceding December 31 or the insurance company's net income for the preceding calendar year. An insurance company is also required to notify the insurance department of any dividend after declaration, but prior to payment.

The Holding Company Act also provides that the acquisition or change of "control" of a California domiciled insurance company or of any person who controls such an insurance company cannot be consummated without the prior approval of the Insurance Commissioner. In general, a presumption of "control" arises from the ownership of voting securities and securities that are convertible into voting securities, which in the aggregate constitute 10% or more of the voting securities of a California insurance company or a person that controls a California insurance company, such as Crusader. A person seeking to acquire "control," directly or indirectly, of the Company must generally file with the Insurance Commissioner an application for change of control containing certain information required by statute and published regulations and provide a copy of the application to the Company. The Holding Company Act also effectively restricts the Company from consummating certain reorganization or mergers without prior regulatory approval. The Company is in compliance with the Holding Company Act.

Rating

Insurance companies are rated to provide both industry participants and insurance consumers with meaningful information on specific insurance companies. Higher ratings generally indicate financial stability and a strong ability to pay claims. These ratings are based upon factors relevant to policyholders and are not directed toward protection of investors. Such ratings are neither a rating of securities nor a recommendation to buy, hold or sell any security and may be revised or withdrawn at any time. Ratings focus primarily on the following factors: capital resources, financial strength, demonstrated management expertise in the insurance business, credit analysis, systems development, market segment position and growth opportunities, marketing, sales conduct practices, investment operations, minimum policyholders' surplus requirements and capital sufficiency to meet projected growth, as well as access to such traditional capital as may be necessary to continue to meet standards for capital adequacy.

The claims-paying abilities of insurers are rated to provide both insurance consumers and industry participants with comparative information on specific insurance companies. Claims-paying ratings are important for the marketing of certain insurance products. A higher rating generally indicate greater financial strength and a stronger ability to pay claims.

Primarily as a result of the underwriting losses in 2001 and 2000, the A.M. Best Company recently lowered Crusader's rating from A (Excellent) to A- (Excellent). A.M. Best remains concerned with the potential for further adverse loss reserve development and the negative impact it would have on the Company's operating performance and overall capitalization. As a result, A.M. Best views the rating outlook as negative. The Company does not believe that the lowering of Crusader's rating from A to A- will have a material adverse effect on the Company.

OTHER INSURANCE OPERATIONS

General Agency Operations

Unifax primarily sells and services commercial multiple peril business insurance policies. In addition, it sells and services commercial liability, commercial property, workers' compensation, and commercial earthquake insurance policies. Unifax's workers' compensation, commercial earthquake, and some of the commercial liability insurance policies are sold primarily in California for non-affiliated insurers. All other policies are sold and serviced for Crusader by Unifax in Arizona, California, Idaho, Kentucky, Montana, Nevada, Ohio, Oregon, Pennsylvania, Texas, and Washington. Unifax intends to discontinue its sales of workers' compensation insurance policies in 2002.

Bedford Insurance Services, Inc., ("Bedford") sells and services daily automobile rental policies in most states for a non-affiliated insurer.

As general agents, these subsidiaries market, rate, underwrite, inspect and issue policies, bill and collect insurance premiums, and maintain accounting and statistical data. Unifax is the exclusive general agent for Crusader. Unifax and Bedford are non-exclusive general agents for non-affiliated insurance companies. The Company's marketing is conducted through advertising to independent insurance agents and brokers. For its services, the general agent receives a commission (based on the premium written) from the insurance company and, in some cases, a service fee from the customer. These subsidiaries all hold licenses issued by the California Department of Insurance and other states where applicable.

Insurance Claim Administration Operation

The Company's subsidiary U.S. Risk Managers, Inc., ("U.S. Risk") provides insurance claim administration services to the non-affiliated property and casualty insurance companies that Bedford represents as a general agent. These services consist of receiving, reserving, adjusting, paying and accounting for insurance claims. U.S. Risk engages independent field examiners for all work performed outside the Company's office. U.S. Risk operates under a license issued by the California Department of Insurance and other states where applicable. All claim adjusting services for Crusader policies are administered by Crusader. Crusader engages independent field examiners for all work performed outside the Company's office.

Insurance Premium Finance Operation

American Acceptance Corporation ("AAC") is a licensed insurance premium finance company that provides insurance purchasers with the ability to pay their insurance premiums on an installment basis. The premium finance company pays the insurance premium to the insurance company in return for a premium finance note from the insured. These notes are paid off by the insured in nine monthly installments and are secured by the unearned premiums held by the insurance company. AAC provides premium financing primarily for the Crusader policies that are produced by Unifax in California.

Health and Life Insurance Operations

The Company's subsidiaries National Insurance Brokers, Inc., ("NIB") and American Insurance Brokers, Inc., ("AIB") market medical, dental, life, vision, and accidental death and dismemberment insurance through non-affiliated insurance companies for individuals and groups. The services provided consist of marketing, billing and collection, accounting, and customer service. For their services, these subsidiaries receive a commission from the insurance company. Most of the business is produced through independent insurance agents and brokers who receive a commission from NIB or AIB. NIB and AIB hold licenses issued by the California Department of Insurance. All business is currently written in California.

Association Operation

The Company's subsidiary Insurance Club, Inc., DBA The American Association for Quality Health Care ("AAQHC"), is a membership association that provides various consumer benefits to its members, including participation in group health care and life insurance policies that AAQHC negotiates for the association. For these services, AAQHC receives membership and fee income from its members.

INVESTMENTS

The investments of the Company are made by the Company's Chief Financial Officer under the supervision of an investment committee appointed by the Company's Board of Directors. The Company's investment guidelines on equity securities limit investments in equity securities to an aggregate maximum of $2,000,000. The Company's investment guidelines on fixed maturities limit fixed maturity investments to high-grade obligations with a maximum term of eight years and a maximum investment in any one issuer of $2,000,000. This dollar limitation excludes bond premiums paid in excess of par value and U.S. government or U.S. government guaranteed issues. All investments in municipal securities are pre-refunded and secured by U.S. treasury securities. Short-term cash investments consist of bank money market accounts, certificates of deposit, commercial paper, a U.S. government obligation money market fund, and U.S. treasury bills. These short-term investments are either U.S. government obligations, FDIC insured or are in an institution with a Moody's rating of P1 and/or Standard & Poor's rating of A1. All of the Company's investments are readily marketable and could be liquidated without any material financial impact.

The following table sets forth the composition of the investment portfolio of the Company at the dates indicated:

	(Amounts in Thousands) As of December 31					
	2001		2000		1999	
Type of Security	Amortized Cost	Market Value	Amortized Cost	Market Value	Amortized Cost	Market Value
Certificates of deposit	$ 400	$ 400	$ 400	$ 400	$ 200	$ 200
U.S. treasury securities	5,459	5,802	7,995	8,192	10,056	10,076
Industrial and miscellaneous taxable bonds	77,740	79,990	66,613	66,356	60,807	58,974
State and municipal tax-exempt bonds	8,213	8,436	19,790	20,035	28,079	28,344
Total fixed maturity investments	91,812	94,628	94,798	94,983	99,142	97,594
Short-term cash investments	2,864	2,864	3,355	3,355	5,968	5,968
Equity investments	-	-	26	26	164	66
Total investments	$94,676	$97,492	$98,179	$98,364	$105,274	$103,628

At December 31, 2001, the Company had net unrealized gains on all investments of $2,816,423 before income taxes. The amortized cost and estimated market value of fixed maturity investments at December 31, 2001, by contractual maturity are as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

	(Amounts in Thousands) As of December 31, 2001	
Fixed maturities due	Amortized Cost	Market Value
Within 1 year	$12,218	$12,414
Beyond 1 year but within 5 years	70,174	72,695
Beyond 5 years but within 10 years	9,420	9,519
Total	$91,812	$94,628

COMPETITION

General

The property and casualty insurance industry is highly competitive in the areas of price and service. It is highly cyclical, characterized by periods of high premium rates and shortages of underwriting capacity followed by periods of severe price competition and excess capacity.

The profitability of insurers is affected by many factors including rate competition, the frequency of claims and their average cost, natural disasters, state regulations, interest rates, crime rates, general business conditions, and court decisions redefining and expanding the extent of coverage and granting higher compensation awards. One of the challenging and unique features of the property and casualty business is the fact that, since premiums are collected before losses are paid, its products are normally priced before its costs are known.

Insurance Company and General Agency Operations (Property and Casualty)

The Company's property and casualty insurance business continues to experience a competitive marketplace. There are many substantial competitors who have larger resources, operate in more states, and insure coverages in more lines and in higher limits than the Company. In addition, Crusader competes not only with other insurance companies but also with the general agents. Many of these general agents offer more products than the Company. The principal method of competition among competitors is price. While the Company attempts to meet this competition with competitive prices, its emphasis is on service, promotion, and distribution. Additional information regarding competition in the insurance marketplace is discussed in the *Management Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations.*

Insurance Claim Administration Operation

The insurance claim administration operation generates all its business from insurance policies produced by its sister company Bedford for a non-affiliated insurance company. Competition is not a major factor as long as U.S. Risk produces a quality product at a fair price. The growth of U.S. Risk is dependent on the growth of Bedford.

Insurance Premium Financing Operation

The insurance premium financing operation currently finances only policies written through its sister company, Unifax. Although competition is intense in the premium finance business, the competitive pricing, the quality of its service, and the ease and convenience of financing with AAC has made its growth and profitability possible. AAC's growth is dependent on the growth of Crusader and Unifax.

Health and Life Insurance Operations

Competition in the health and life insurance business is also intense. Approximately 94% of the Company's present health and life insurance business is from the CIGNA HealthCare medical and dental plan programs. This percentage is higher than the 93% in the prior year. The Company is continuing its efforts to diversify and offer a wider variety of products to its customers.

EMPLOYEES

On March 15, 2002, the Company employed 139 persons at its facility located in Woodland Hills, California. The Company has no collective bargaining agreements and believes its relations with its employees are excellent.

Item 2. Properties

The Company presently occupies a 46,000 square foot building located at 23251 Mulholland Drive, Woodland Hills, California, under a master lease expiring March 31, 2007. The lease provides for an annual gross rent of $1,025,952. Erwin Cheldin, the Company's president, chairman and principal stockholder, is the owner of the building. On February 22, 1995, the Company signed an extension to the lease with no increase in rent to March 31, 2007. The Company believes that the terms of the lease at inception and at the time the lease extension was signed were at least as favorable to the Company as could have been obtained from non-affiliated third parties.

The Company utilizes for its own operations 100% of the space it leases.

Item 3. Legal Proceedings

The Company, by virtue of the nature of the business conducted by it, becomes involved in numerous legal proceedings in which it may be named as either plaintiff or defendant. Incidental actions are sometimes brought by customers or others that relate to disputes concerning the issuance or non-issuance of individual insurance policies or other matters. In addition, the Company resorts to legal proceedings from time to time in order to enforce collection of premiums, commissions, or fees for the services rendered to customers or to their agents. These routine items of litigation do not materially affect the Company and are handled on a routine basis through its counsel, and they do not materially affect the operations of the Company.

City of Los Angeles Business License

On September 13, 2000, the City of Los Angeles audited Unico (parent company only) for the years 1997, 1998 and 1999 with respect to its Los Angeles business license gross receipts tax. The audit resulted in an assessment of $97,681 in gross receipts tax, interest of $24,196, and penalties of $39,072, resulting in a total due of $160,949. The assessment was based on the city's position that expenses of Unico's subsidiaries that are paid by Unico (parent company) are subject to the gross receipts business tax when those expenses are reimbursed by the subsidiaries to Unico. The Company disagreed with the audit findings and has appealed the matter. A formal hearing was held on January 3, 2001. The Company received the decision of the board of review that resulted in a revised gross receipts tax of $46,589 and a reduction in the interest assessment of $13,500. The Company is awaiting its request that all penalties be waived. As of December 31, 2001, the Company has expensed the revised tax due and recorded the interest expense adjustment.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

The Company's common stock is traded on the NASDAQ National Market System under the symbol "UNAM." The high and low sales prices (by quarter) and dividends declared during the last two comparable twelve-month periods are as follows:

Quarter Ended	High Price	Low Price	Dividend Declared
March 31, 2000	7.875	4.625	$0.15
June 30, 2000	6.750	4.500	
September 30, 2000	7.250	5.875	
December 31, 2000	7.750	5.375	
March 31, 2001	6.625	5.375	$0.05
June 30, 2001	6.400	5.300	
September 30, 2001	6.630	4.050	
December 31, 2001	6.750	4.900	

As of December 31, 2001, the approximate number of shareholders of record of the Company's common stock was 500. In addition, the Company estimates beneficial owners of the Company's common stock held in the name of nominees to be approximately 1,000.

The Company has declared a cash dividend on its common stock annually since June 24, 1991. The Company's intention is to declare annual cash dividends subject to continued profitability and cash requirements. On March 1, 2001, the Company declared an annual cash dividend of $0.05 per common share payable on May 18, 2001, to shareholders of record on April 27, 2001. On March 4, 2002, the Company declared an annual cash dividend of $0.05 per common share payable on May 17, 2002, to shareholders of record on April 26, 2002. Because the Company is a holding company and operates through its subsidiaries, its cash flow and, consequently, its ability to pay dividends are dependent upon the earnings of its subsidiaries and the distribution of those earnings to the Company. Also, the ability of Crusader to pay dividends to the Company is subject to certain regulatory restrictions under the Holding Company Act (See *Item 1 - Business - Insurance Company Operation - Holding Company Act*). As of December 31, 2001, the maximum additional dividend that could have been made by Crusader to Unico without prior approval was $2,751,954.

In the year 2001, the Company issued an aggregate of 59,860 shares of its common stock upon exercise of employee stock options granted under the Unico American Corporation Employee Incentive stock Option Plan. These shares were issued to an aggregate of two employees of the Company. These shares were issued for an aggregate of 31,033 shares of the Company's common stock and an aggregate of $37.25 in cash. These shares were acquired for investment and without a view to the public distribution or resale thereof, and the issuance thereof was exempt from the registration requirements under the Securities Act of 1933, as amended, under Section 4(2) thereof as transactions not involving a public offering.

The Company has previously announced that its Board of Directors had authorized the repurchase in the open market from time to time of up to an aggregate of 945,000 shares of the common stock of the Company (See Note 17). During the year ended December 31, 2001, the Company retired an aggregate of 240,358 shares of its common stock at a cost of $1,387,397. Of this amount, $432,046 came from cash on hand and the proceeds from the maturities of short-term investments, and $955,351 from the proceeds of the sale of U.S. treasury notes. As of December 31, 2001, the Company has purchased and retired under the Board of Directors authorization an aggregate of 868,958 shares of its common stock at a cost of $5,517,465.

Item 6. Selected Financial Data

	Fiscal year ended December 31				
	2001	2000	1999	1998	1997
Total revenues	$42,116,906	$38,367,949	$40,734,257	$47,544,270	$48,290,721
Total costs and expenses	58,840,015	38,174,336	33,609,368	34,789,372	37,301,688
Income (loss) before taxes	$(16,723,109)	$193,613	$7,124,889	$12,754,898	$10,989,033
Net income (loss)	$(10,870,018)	$439,797	$5,131,366	$8,708,669	$7,654,362
Basic earnings (loss) per share	$(1.97)	$0.07	$0.82	$1.41	$1.25
Diluted earnings (loss) per share	$(1.97)	$0.07	$0.81	$1.36	$1.20
Cash dividends per share	$0.05	$0.15	$0.25	$0.07	$0.07
Total assets	$128,823,273	$123,945,820	$121,978,756	$121,717,643	$112,942,384
Stockholders' equity	$40,620,376	$51,413,329	$54,840,797	$54,168,082	$45,060,784

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources:

Due to the nature of the Company's business (insurance and insurance services) and whereas Company growth does not normally require material reinvestments of profits into property or equipment, the cash flow generated from operations usually results in improved liquidity for the Company. Because the Company is a holding company and operates through its subsidiaries, its cash flow is dependent upon the earnings of its subsidiaries and the distributions of those earnings to the Company.

The most significant liquidity risk faced by the Company would be continued adverse development of the insurance company claims, both reported and unreported. The Company has taken measures to address the underlying causes of the adverse development; however, no assurance can be given that the measures taken will be successful or that the Company's estimate of ultimate losses and loss adjustment expenses will be sufficient. Based on the Company's current loss and loss expense reserves and expected current and future payments, the Company believes that there are no current liquidity issues.

Crusader generates a significant amount of cash as a result of its holdings of unearned premium reserves, its reserves for loss payments, and its capital and surplus. Crusader's loss and loss adjustment expense payments are the most significant cash flow requirement of the Company. These payments are continually monitored and projected to ensure that the Company has the liquidity to cover these payments without the need to liquidate its investments. Cash and investments (excluding net unrealized gains or losses) at December 31, 2001, were $94,720,698 compared to $98,234,187 at December 31, 2000, a 4% decrease. Crusader's cash and investments at December 31, 2001, was $92,790,350 or 98% of the total held by the Company, compared to $93,578,918 or 95% of the total held by the Company at December 31, 2000.

The Company's investments are as follows:

	December 31, 2001 Amount	%	December 31, 2000 Amount	%	December 31, 1999 Amount	%
Fixed maturities (at amortized cost)						
Certificates of deposit	$ 400,000	-	$ 400,000	-	$ 200,000	-
U.S. treasury securities	5,459,019	6	7,995,324	9	10,056,163	10
Industrial and miscellaneous (taxable)	77,739,699	85	66,613,078	70	60,807,507	62
State and municipal (tax exempt)	8,213,141	9	19,789,675	21	28,078,605	28
Total fixed maturity investments	91,811,859	100	94,798,077	100	99,142,275	100
Short-term cash investments (at cost)						
Certificates of deposit	225,000	8	225,000	7	425,000	7
Commercial paper	-	-	2,000,000	60	2,675,000	45
Bank money market accounts	2,050,006	72	417,280	12	2,055,254	35
U.S. gov't obligation money market fund	585,699	20	28,778	1	78,799	1
Short-term U.S. treasury	-	-	681,414	20	731,281	12
Bank savings accounts	2,917	-	2,882	-	2,839	-
Total short-term cash investments	2,863,622	100	3,355,354	100	5,968,173	100
Equity investments (at cost)	216		25,920		164,170	
Total investments	$94,675,697		$98,179,351		$105,274,618	

In accordance with Statement of Financial Accounting Standard No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, the Company is required to classify its investments in debt and equity securities into one of three categories: held-to-maturity, available-for-sale or trading securities. Although all of the Company's investments are classified as available-for-sale, the Company's investment guidelines place primary emphasis on buying and holding high-quality investments to maturity.

The tax-exempt interest income earned (net of bond premium and discount amortization) during the year ended December 31, 2001, was $752,189 compared to $1,191,794 in the year ended December 31, 2000. In the year ended December 31, 1999, tax-exempt interest income earned totaled $1,473,922.

The Company's investment policy limits investments in any one company to $2,000,000. This limitation excludes bond premiums paid in excess of par value and U.S. government or U.S. government guaranteed issues. The Company's investment guidelines on equity securities limit investments in equity securities to an aggregate maximum of $2,000,000. All of the Company's fixed maturity investments are high-grade investment quality, all state and municipal tax exempt fixed maturity investments are pre-refunded issues, and all certificates of deposit are FDIC insured.

Unico has a $2,000,000 line of credit with Union Bank of California. Interest on this line is referenced as Bank's LIBOR rate plus 1.75% per annum and is payable monthly. The agreement contains certain covenants including maintenance of certain financial ratios. As of December 31, 2001, the Company does not meet the covenant requiring a tangible net worth of at least $45,000,000. As of December 31, 2001 and 2000, no amounts were borrowed and the Company does not intend to utilize its credit line during the remainder of its current term. This credit line expires September 3, 2002, at which time it's expected to be renegotiated and renewed.

There were no dividends paid by Crusader to Unico in 2001. Crusader paid dividends of $1,500,000 in 2000 and $2,000,000 in 1999. The dividends paid in 2000 and 1999 were invested in short-term instruments and were ultimately used to help fund the repurchase of shares of the Company's common stock discussed below. As of December 31, 2001, the maximum dividend that could have been made by Crusader to Unico without the prior approval of the California Department of Insurance was $2,751,954.

The Company has previously announced that its Board of Directors had authorized the repurchase in the open market from time to time of up to an aggregate of 945,000 shares of the common stock of the Company (See Note 17). During the year ended December 31, 2001, the Company retired an aggregate of 240,358 shares of its common stock at a cost of $1,387,397. Of this amount, $432,046 came from cash on hand and the proceeds from the maturities of short-term investments and $955,351 from the proceeds of the sale of U.S. treasury notes. As of

December 31, 2001, the Company has purchased and retired under the Board of Directors authorization an aggregate of 868,958 shares of its common stock at a cost of $5,517,465.

Crusader's statutory capital and surplus as of December 31, 2001, was $27,519,538, a decrease of $12,106,731 (31%) from December 31, 2000. On March 9, 2002, subsequent to Crusader's statutory filing, the Job Creation and Workers Assistance Act of 2002 was signed into law. This act was effective for tax years ending in 2001 and provided that a net operating loss for tax year ending in 2001 or 2002 is carried back five years, rather than the previously allowed two years. The income tax credit resulting from net operating loss carrybacks are treated as current receivables while income tax credit resulting from the net operating loss carryforwards, subject to limitations, are treated as deferred tax assets and are limited to an aggregate amount no greater than 10% of beginning surplus. As of December 31, 2001, Crusader reported to the California Department of Insurance in its annual statutory filing, total deferred tax assets of $7,243,071 of which $3,962,627 was admitted and included in surplus and $3,280,444 was non-admitted and not included in surplus. This act allowed Crusader to carryback its entire net operating loss and thus converted its net operating loss carryforward of $3,934,772 to a current receivable. This reduced the total deferred tax assets to $3,308,299 of which $2,087,678 were admitted and $1,220,621 were non-admitted. Taking into consideration the Job Creation and Workers Assistance Act of 2002, the primary effect of the Act was to increase Crusader's surplus by $2,059,823.

Crusader's statutory capital and surplus as of December 31, 2000, was $39,626,269, a decrease of $1,326,1877 (3%) from December 31, 1999.

Cash flow used by operations for the year ended December 31, 2001, was $1,288,941, a slight decrease of $85,833 in cash used compared to the year ended December 31, 2000. Cash flow used by operations for the year ended December 31, 2000, was $1,374,774, a decrease of $5,074,800 from the $3,700,026 of cash provided by operations in the year ended December 31, 1999. The decline in cash flows from operations in 2000 was primarily due an increase in loss and loss adjustment payments of $4,985,797.

The Company has initiated an upgrade and replacement of its printing and forms generation systems and expects to spend approximately $125,000 in the next twelve months to complete this project. There are no other material commitments for capital expenditures as of the date of this report.

Although material capital expenditures may also be funded through borrowings, the Company believes that its cash and short-term investments at year end, net of trust restriction of $1,529,996, statutory deposits of $2,725,000, and dividend restriction between Crusader and Unico (See *Item 1 - Business - Insurance Company Operation - Holding Company Act)* plus the cash to be generated from operations, should be sufficient to meet its operating requirements during the next twelve months without the necessity of borrowing funds.

Results of Operations:

General

The Company had a net loss of $10,870,018 for the year ended December 31, 2001, compared to net income of $439,797 for the year ended December 31, 2000, and $5,131,366 for the year ended December 31, 1999. Total revenue for the year ended December 31, 2001, was $42,116,906 compared to $38,367,949 for the year ended December 31, 2000, and $40,734,257 for the year ended December 31, 1999.

For the year ended December 31, 2001, the Company had a loss before taxes of $16,723,109 compared to income before taxes of $193,613 in the year ended December 31, 2000, a decrease of $16,916,722. The decrease in pre-tax income was primarily due to a decrease of $16,396,612 in the underwriting profit (net earned premium less losses and loss adjustment expenses and policy acquisition costs) from Crusader. The Company had a net loss for the year ended December 31, 2001, of $10,870,018 compared to net income of $439,797 for the year ended December 31, 2000, a decrease in net income of $11,309,815.

For the year ended December 31, 2000, the Company had income before taxes of $193,613 compared to income before taxes of $7,124,889 in the year ended December 31, 1999, a decrease of $6,931,276. The decrease in pre-tax income was primarily due to a decrease of $6,800,955 in the underwriting profit (net earned premium less losses and loss adjustment expenses and policy acquisition costs) from Crusader. The Company had net income for the year ended December 31, 2000, of $439,797 compared to net income of $5,131,366 for the year ended December 31, 2000, a decrease in net income of $4,691,569.

The progressive decrease in operating results both from year-to-year and successive quarters during the two years ended December 31, 2001, is primarily attributable to the successive increases to loss and loss adjustments expense reserves related to prior periods, as discussed below under *Insurance Company Operation*. In addition to increasing its estimates of losses and loss adjustment expenses, the Company has taken various underwriting and pricing actions that it believes addresses the underlying causes of the adverse development discussed below and which has given rise to the successive periods of decline in operating results. No assurance can be given that the actions taken will be successful or that the Company's estimates of ultimate losses and loss adjustment expenses will be sufficient. Changes in such estimates, if any, will be recorded in the period they occur.

The effect of inflation on the net income of the Company during the years ended December 31, 2001 and 2000 was not significant.

The Company derives revenue from various sources as discussed below:

Insurance Company Operation

Premium and loss information of Crusader are as follows:

	Year ended December 31		
	2001	2000	1999
Gross written premium	$37,637,396	$33,259,948	$33,139,361
Net written premium (net of reinsurance ceded)	$32,106,175	$26,406,565	$26,543,921
Earned premium before reinsurance ceded	$35,409,174	$32,743,165	$34,693,113
Earned premium (net of reinsurance ceded)	$29,893,844	$25,899,234	$28,109,361
Losses and loss adjustment expenses	$41,677,016	$21,676,915	$17,027,190
Unpaid losses and loss adjustment expenses	$60,534,295	$45,217,369	$41,592,489

Crusader's primary line of business is commercial multiple peril business package policies. This line of business represented approximately 96% of Crusader's total written premium for the year ended December 31, 2001, and 97% of Crusaders total premium in the years ended December 31, 2000 and 1999.

The Company's future writings and growth are dependent on market conditions, competition, and the Company's ability to introduce new and profitable products. As of December 31, 2001, Crusader was licensed as an admitted insurance company in the states of Arizona, California, Colorado, Idaho, Montana, Nevada, Ohio, Oregon, and Washington and is approved as a non-admitted surplus lines writer in other states.

Crusader's gross written premium by state is as follows:

	Year ended December 31		
	2001	2000	1999
California	$32,374,357	$28,513,822	$28,636,676
Ohio	1,269,026	753,264	489,266
Arizona	1,001,640	1,178,094	976,872
Washington	721,071	990,725	1,086,815
Pennsylvania	614,317	546,801	565,628
Montana	513,735	482,735	436,390
Oregon	401,960	509,971	697,033
Nevada	380,835	82,963	34,520
Texas	303,393	135,968	118,066
Idaho	32,769	38,037	-
Kentucky	24,293	27,568	98,095
Total gross written premium	$37,637,396	$33,259,948	$33,139,361

For the year ended December 31, 2001, gross written premium increased by $4,377,448 (13%) compared to the year ended December 31, 2000. Approximately 86% of the Company's premium is written in the state of California, which accounted for 88% of the increase in gross written premium. Although the Company increased its rates on its liquor liability coverages outside of California and Nevada in 2001, it was not a material factor in the growth in gross written premium in 2001. The growth in written premium in 2001 was primarily the result of the subsidence in the intensity of price-based competition in the property and casualty insurance market that has resulted in the Company's products becoming more competitive. The Company's policy count has increased approximately 4% while gross written premium has increased 13%.

For the year ended December 31, 2000, gross written premium increased by $120,587 compared to the year ended December 31, 1999. This slight increase was primarily due to the subsidence in the intensity of price-based competition that began in 2000.

Although the Company attempts to be competitive on price, it believes that maintaining adequate rates on the insurance policies it sells is a better business strategy than increasing total written premium by selling more policies at inadequate rates.

Although it appears that the intensity of price-based competition has somewhat subsided, the Company does not believe that it is in a "hard market." While some of its competitors have gone out of business, others have recently raised rates or adopted more restrictive rules. Those changes have not yet been large enough to significantly redirect the flow of new business to the Company. The Company cannot determine how long the existing market conditions will continue, nor in which direction they might change.

The Company continues to believe that it can compete effectively and profitably by offering better service and by marketing its policies through its current independent agents and brokers. In pursuing its growth plan, the Company adopted a geographic expansion plan several years ago. In 1992, 100% of the Company's sales were in California. As of December 31, 2000, the Company had established marketing relations and products in ten other states, decreasing the percentage of its California business to 86%. The Company has no short-term plan to expand into additional states, nor to expand its marketing channels. However, the Company does plan to adopt "fine-tuning" changes to its existing rates, rules and forms.

The Company writes annual policies and, therefore, earns written premium daily over the one-year policy term. Premium earned before reinsurance increased $2,666,009 (8%) in the year ended December 31, 2001, compared to the year ended December 31, 2000, and decreased $1,949,948 (6%) in the year ended December 31, 2000, compared to the year ended December 31, 1999. The increase in earned premium before reinsurance in 2001 was directly related to the increase in written premium in the current year. The decrease in earned premium in the years 2000 and 1999 was directly related to the decrease in written premium in the years 1999 and 1998.

Earned premium ceded decreased $1,328,601 (19%) to $5,515,330 or 16% of earned premium before reinsurance in the year ended December 31, 2001, compared to $6,843,931 or 21% of earned premium before reinsurance for the year ended December 31, 2000. Earned premium ceded increased $260,179 (4%) to $6,843,931 or 21% of earned premium before reinsurance for the year ended December 31, 2000, compared to $6,583,752 or 19% of earned premium before reinsurance for the year ended December 31, 1999. Ceded premiums decreased in the year ended December 31, 2001, primarily as a result of a decrease in ceded premium ceded under the Company's provisionally rated reinsurance contract. Premium ceded under the Company's provisionally rated reinsurance contract, which was canceled on a runoff basis effective December 31, 1997, is subject to adjustments based on the amount of losses ceded, limited by a maximum percentage that can be charged by the reinsurer. This decrease in ceded premiums was partially offset by an increase in premium ceded to the Company's primary reinsurance contract as a result of the related increase in earned premiums.

Ceded premiums increased in the year ended December 31, 2000, primarily due to higher than anticipated loss experience on prior accident years that was subject to the Company's provisionally rated reinsurance contract. The decrease in earned ceded premium (excluding provisionally rated ceded premium) in 2000 and 1999 was primarily due to decreased earned premium before reinsurance.

The following table shows the changes in ceded premium:

	Year ended December 31		
	2001	2000	1999
Increase (decrease) in earned ceded premium (excluding provisionally rated ceded premium)	$276,761	$(447,593)	$(800,074)
Increase (decrease) in provisionally rated ceded premium	(1,605,362)	707,772	1,683,604
Net increase (decrease) in earned ceded premium	$(1,328,601)	$ 260,179	$ 883,530

Primarily due to ceded loss experience, Crusader's reinsurance cost is expected to increase in 2002 due to a rate increase of approximately 61% on its excess of loss treaties. In addition, reinsurance costs are expected to increase due to an increase of approximately 11% on its catastrophe treaties. Without taking into account premium growth, this rate increase, net of ceding commission, will cost approximately $1,500,000. In addition, the annual aggregate deductible will increase from $500,000 in 2001 to $750,000 in 2002. In 2002, the Company's reinsurance coverage for terrorism, mold and cyber risk has been significantly reduced. To the extent allowed by regulators, the Company intends to address this change in its reinsurance coverage by modifying the coverage provided to its policyholders.

The combined ratio is the sum of (1) the net ratio of losses and loss adjustment expenses incurred (including a provision for incurred-but-not-reported losses "IBNR") to net premiums earned ("loss ratio") and (2) the ratio of policy acquisition and general operating costs to net premiums earned ("expense ratio"). The following table shows the loss ratios, expense ratios, and combined ratios of Crusader as derived from data prepared in accordance with generally accepted accounting principles. As shown on the table below, the loss ratio increased to 139.4% in 2001 from 83.7% in 2000 and 60.6% in 1999. This increase in the loss ratio was primarily due to an increase in prior years' incurred losses.

Generally, if the combined ratio is below 100%, an insurance company has an underwriting profit; if it is above 100%, a company has an underwriting loss.

	Year ended December 31		
	2001	2000	1999
Loss ratio	139.4%	83.7%	60.6%
Expense ratio	29.1%	32.1%	29.8%
Combined ratio	168.5%	115.8%	90.4%

Reserves for losses and loss adjustment expenses before reinsurance were $60,534,295 at December 31, 2001, compared to $45,217,369 at December 31, 2000, and $41,592,489 at December 31, 1999. The increase in reserves at December 31, 2001 and 2000 reflect both an increase in claim severities and adverse development of prior years in the Company's Commercial Multiple Peril ("CMP") and Other Liability lines of business.

The adverse development of prior years losses was primarily the result of an increase in the Company's estimate of ultimate reported and unreported claims for construction defects, non-California liquor liability and apartment house habitability as described below.

Reserves for losses and loss adjustment expenses before reinsurance are as follows:

	Year ended December 31					
Line of Business	2001		2000		1999	
CMP	$56,215,479	92.9%	$40,830,294	90.3%	$39,039,727	93.9%
Other Liability	$4,004,449	6.6%	$4,016,673	8.9%	$2,377,509	5.7%
Other	$314,367	0.5%	$370,402	0.8%	$175,253	0.4%
Total	$60,534,295	100.0%	$45,217,369	100.0%	$41,592,489	100.0%

In the years ended December 31, 2001 and 2000, the Company increased its estimates of ultimate losses for both reported and unreported claims primarily occurring from 1998 through 2000 and from 1993 through 1995 (the years most impacted by construction defect claims). Adverse development of prior years' losses of $19,326,349 as of December 31, 2001 and $4,270,631 as of December 31, 2000, was primarily the result of an increase in the Company's estimate of ultimate reported and unreported claims for construction defect claims, non-California liquor liability claims and apartment house habitability claims. Construction defect claims arise from the liability of contractors for their defective work in the construction of habitation structures (such as apartments, condominiums and single-family dwellings) or commercial type structures. Liquor liability claims arise from the liability of tavern owners related to the sale of alcoholic beverages. Apartment house habitability claims arise from uninhabitable conditions related to dilapidated structures and insect and vermin infestation.

The increase in incurred losses and loss adjustment expenses recognized in 2001 and 2000 was primarily due to the following:

1. Higher than anticipated claim cost from business outside of California.
2. The effect on settlements of escalating jury awards.
3. The effect on settlements in apartment house habitability claims due to a statute that provide for payment of plaintiff attorney fees without regard to policy limits.
4. Increased development of losses due to the impact of changes in California law that expanded coverage and increased loss exposure primarily on construction defect claims for losses incurred prior to the Company's revision in its policy form in 1995. For example:

   Montrose Chemical Corp. v. Admiral Insurance Co. (1994), Montrose Chemical Corp. v. Admiral Insurance Co. (1995), Armstrong World Industries, Inc. v. Aetna Gas & Sur. Co. (1996) and James Pepperell, et al., v. Scottsdale Insurance Company (1998). These four cases state that all insurance companies with completed operations property damage coverage in force during a period of continuing damage or property deterioration must provide coverage for construction defect losses regardless as to whether or not the damage first manifested during their policy period.

   Pardee Construction Company v. Insurance Company of the West et al., (2000) – This case states that an additional insured endorsement includes completed operations property damage coverage even for projects that were completed before the inception date of the endorsement.

   Centex Golden Construction Co. v. Dale Tile Co. (2000) – This case states that indemnity agreements in construction contracts requires the subcontractor to defend the general contractor even though the subcontractor's liability has not been established.

In 2000, the provision for incurred losses and loss adjustment expenses for events of prior years turned from favorable to adverse. Estimates for ultimate loss reserves are inherently difficult to determine because they are attempts to quantify future results based on current trends. The effort to predict the Company's ultimate losses and loss adjustment expenses has been made more difficult in 2000 and 2001 because of the following:

1. The Company had written liquor liability outside of California since 1992. The time allowed by statute to report a claim in these states ranges from 2 years to 3 years. Prior to 1998, the frequency and severity of the claims seemed reasonably predictable. Before the statute of limitations expired, claims occurring in 1998 that were reported to the Company in 2000 were significantly higher than anticipated based on the Company's loss experience for all prior years in which these coverages were offered. The Company could not identify any reason for this change and was unable to tell whether it was an aberration or a new trend. Although the Company increased its reserves, they were not enough to cover the claims reported in 2001 for losses occurring in 1999. Prior to 2001, the Company's loss development studies included this line of business with its commercial multiple peril package business. To better isolate the change in development of its non-California liquor liability business, the Company developed separate actuarial studies during 2001. Based on these studies, the Company substantially increased its reserves for both its reported and unreported claims on its non-California liquor liability business. In 2001, the Company responded to the change in development in 2001 and 2000 by either substantial increased rates or reducing coverages offered on this business.

2. Prior to 1995, the Company was writing a wide variety of general contractors and subcontractors in California. In 1995, California law relating to contractors changed significantly as a consequence of various California legal decisions. The effect of these changes was to expand coverages and increase loss exposure. Although the Company modified its policy forms and underwriting standards relating to its contractor business in 1995, it could not change the exposure on the policies already written. The assumptions made and the trends used by the Company in estimating its reserves for losses and loss adjustment expenses in 2001 and 2000 have been relatively untested by time and actual development of its reserves. Although the Company increased its reserves in 2000, construction defect claims on its contractor business for 1995 and prior continued to be reported in 2001 in amounts greater than the Company anticipated. Prior to 2001, the Company included this line of business in its commercial multiple peril business package development studies. To better isolate the effect of the above changes, the Company developed separate actuarial studies on its contractor line of business during 2001. Based on these studies, the Company substantially increased its reserves for both its reported and unreported claims on its contractor business.

3. In 2000 and 2001, the Company began experiencing adverse development on its apartment house business due to the effect of settlements on habitability claims. Those settlements were substantially influenced by a statute that provides for the payment of plaintiff attorney fees without regard to policy limits and the *Montrose Chemical Corp. v. Admiral Insurance Company* decision of 1995. In 2000, the Company modified its underwriting criteria to address this adverse development and intends to modify its policy form to limit the statutory attorney fee exposure.

Primarily as a result of the underwriting losses in 2001 and 2000, the A.M. Best Company recently lowered Crusader's rating from A (Excellent) to A- (Excellent). A.M. Best remains concerned with the potential for further adverse loss reserve development and the negative impact it would have on the Company's operating performance and overall capitalization. As a result, A.M. Best views the rating outlook as negative. The Company does not believe that the lowering of Crusader's rating from A to A- will have a material adverse effect on the Company.

Other Insurance Operations

Health and Life Insurance Program

Commission income from the health and life insurance sales of NIB and AIB is as follows:

	Year ended December 31		
	2001	2000	1999
Commission income	$2,582,290	$2,625,193	$2,668,582

NIB and AIB market health and life insurance through non-affiliated insurance companies for individuals and groups. Approximately 94% of the health and life commission income for the year ended December 31, 2001, and approximately 93% of the health and life commission income for the year ended December 31, 2000, was from the CIGNA HealthCare medical and dental plan programs. Revenues for the year ended December 31, 2001, decreased $42,903 (2%) compared to the year ended December 31, 2000. The decrease in commission income in the health and life insurance programs is primarily a due to a decrease in premiums written in the CIGNA HealthCare programs as a result of increased competition in the individual and group healthcare market.

Revenues for the year ended December 31, 2000, decreased $43,389 (2%) compared to the year ended December 31, 1999. The decrease in commission income in the health and life insurance programs is primarily due to a one-time bonus commission of $143,191 that the Company received from CIGNA in 1999. Excluding the effect of the 1999 bonus commission, commission income for the year ended December 31, 2000, increased $99,802 (4%) when compared to the prior year.

Since approximately 94% of the Company's health and life insurance income comes from CIGNA programs, future growth is dependent of the competitiveness of CIGNA's rates, products, and product enhancements.

Service Fee Income

Unifax sells and services insurance policies for Crusader. The service fee charged to the policyholder by Unifax is recognized as income in the consolidated financial statements. Service fee income of Unifax is as follows:

	Year ended December 31		
	2001	2000	1999
Service fee income	$1,726,811	$1,654,735	$1,677,223
Policies written	18,114	17,351	17,225

Service fee income is primarily related to the number of policies written by Unifax. Service fee income increased $72,076 (4%) and policies issued increased by 763 (4%) in the year ended December 31, 2001, compared to the year ended December 31, 2000. Service fee income decreased $22,488 (1%) in the year ended December 31, 2000, compared to the year ended December 31,1999. Although the number of policies issued in 2000 increased by 126 over those written in 1999 service fee income decreased. In 1999, Unifax voluntarily discontinued charging service fees in several states outside of California which contributed to the decline in revenue in 2000.

The Company is in the process of applying for a rate increase with the California Department of Insurance to increase its California service fee from $100 per policy to $165 per policy. There is no assurance that this rate increase will be approved.

Daily Automobile Rental Insurance Program

The daily automobile rental insurance program is produced by Bedford. Bedford receives a commission and a claim administration fee from a non-affiliated insurance company based on premium written. Commission and fee income from the daily automobile rental insurance program are as follows:

	Year ended December 31		
	2001	2000	1999
Daily auto rental program commission and claim administration fee	$657,273	$741,662	$731,884
Contingent commission	10,145	69,979	28,735
Total commission and fee income	$667,418	$811,641	$760,619

Revenues during the year ended December 31, 2001, were $667,418, a decrease of $144,223 (18%) compared to the same period of the prior year. Revenue for the year ended December 31, 2000, increased by $51,022 (7%) compared to the year ended December 31, 1999.

The daily automobile rental insurance program commission and fee income (excluding contingent commission) decreased $84,389 (11%) in 2001 compared to the year 2000. The decrease in commission income is primarily due to a 10% decrease in written premium as a result of continued intense price competition in the daily automobile rental insurance program. To avoid underwriting losses for the non-affiliated insurance company that it represents, Bedford continues to produce business only at rates which it believes to be adequate. The Company cannot determine how long the existing market conditions will continue, nor in which direction they might change.

Association Operation

Membership and fee income from the association program of AAQHC is as follows:

	Year ended December 31		
	2001	2000	1999
Membership and fee income	$398,677	$397,157	$396,958

Membership and fee income for the years ended December 31, 2001, 2000 and 1999 were relatively unchanged, as the membership base remained constant.

Other Commission and Fee Income

Other commission and fee income are as follows:

	Year ended December 31		
	2001	2000	1999
Earthquake program commission income	$51,029	$15,993	$22,421
Workers' compensation program commission income	$19,730	$44,818	$81,919
Commercial liability program commission and fee income	$62,839	$55,828	$22,280
Commercial and personal auto program commission and fee income	-	-	$4,363
Miscellaneous fee income	$161	$128	$177
Total other commission and fee income	$133,759	$116,767	$131,160

Unifax began producing commercial earthquake insurance policies in California for non-affiliated insurance companies in 1999. Unifax receives a commission from the insurance company based on premium written. Commission income on the earthquake program for the year ended December 31, 2001, increased $35,036 (219%) compared to the prior year as a result of the commencement of writing policies with a new non-affiliated insurance company in April of 2001. In October of 2000, the non-affiliated company Unifax had been producing earthquake policies for discontinued writing business in California. This resulted in a decrease of commission income in the year ended December 31, 2000, of $6,428 (29%) compared to the prior year.

Unifax produces workers' compensation policies primarily in California for non-affiliated insurers and receives a commission from them based on premium written. Unifax intends to discontinue its sales of workers' compensation insurance policies for non-affiliated insurers in 2002. The Company's decision to discontinued selling this business was due to underwriting constraints of the non-affiliated insurance companies that limited the types and classes of business that they would accept. These constraints resulted in the decrease in commission income in the year ended December 31, 2001 and 2000.

Unifax began producing commercial liability insurance policies in California for non-affiliated insurance companies in 1999. Unifax received a commission from the insurance company based on premium written and a service fee from the policyholder. Effective December 2001 the company discontinued the program. The Company took this action in order to better utilize its resources and focus on those markets that offer the greatest potential for 2002 and beyond. Commission and fee income on the commercial liability program increased $7,011 (13 %) in the year ended December 31, 2001, compared to the prior year.

The commissions paid by Crusader to Unifax are eliminated as intercompany transactions and are not reflected in commission income or commission expense.

Premium Finance Program

Premium finance charges and late fees earned from financing policies are as follows:

	Year ended December 31		
	2001	2000	1999
Premium finance charges and late fees earned	$868,496	$837,902	$915,940
New loans	7,148	7,166	7,597

AAC provides premium financing primarily to Crusader policies produced by Unifax in California. The growth of this program is dependent and directly related to the growth of Crusader's written premium and AAC's ability to market its competitive rates and service to finance those policies. Revenue increased $30,594 (4%) in the year ended December 31, 2001, compared to the prior year although there were slightly fewer loans financed in the current year. The increase in revenue in 2001 is primarily due to the fact that the average policy loan in 2001 was approximately 6% greater than the prior year. Although AAC finances approximately 80% of all Unifax policies financed, the percentage of all Unifax policies that are financed decreased from approximately 50% in 2000 to approximately 49% in 2001. Although Unifax increased the number of policies issued in 2001 by approximately 4% compared to the prior year, AAC's new loans remained approximately the same.

Revenue for the year ended December 31, 2000, decreased $78,038 (9%) compared to the year ended December 31, 1999. The decrease in revenues and loans in 2000 is primarily due to the fact that fewer policies are being financed. Although AAC finances approximately 80% of all Unifax policies which are financed, the percentage of all Unifax policies which are financed decreased from approximately 54% in 1999 to approximately 50% in 2000.

Investment Income and Net Realized Gains (Losses)

Investment income and net realized gains (losses) are as follows:

	Year ended December 31		
	2001	2000	1999
Interest and dividend income			
Insurance company operations	$5,647,026	$5,764,094	$5,706,945
Other operations	156,387	335,984	283,942
Total interest and dividend income	5,803,413	6,100,078	5,990,887
Net realized investment gains (losses)	9,572	(135,389)	64,793
Total investment income and realized gains (losses)	$5,812,985	$5,964,689	$6,055,680

The Company continually evaluates the recoverability of its investment holdings. When a decline in value of fixed maturities or equity securities is considered other than temporary, a loss is recognized in the consolidated statement of operations. During 2001, the Company realized a loss of $25,704 on one equity security where a decline in market value was considered other than temporary. The Company had recognized a loss on this equity security in 2000 of $138,250 due to a decline in market value at December 31, 2000.

Investment interest and dividends earned (excluding net realized gains) decreased $296,665 (5%) in the year ended December 31, 2001, compared to the year ended December 31, 2000, primarily as a result of a decrease in the average invested assets in the Company's investment portfolio. In the year ended December 31, 2001, the Company's average invested assets (at amortized value) decreased $5,299,460 (5%) compared to the year ended December 31, 2000. The decrease in average invested assets primarily resulted from the cash used from operations and from the sale of U.S. treasury securities and other short-term investments to fund the repurchase of the Company's common stock. There were no losses on the sale of these securities. As of December 31, 2001 the cost of the stock repurchase plan has been $5,517,465 (See Note 17). The Investment income return based on average invested assets was 6.02% for the year ended December 31, 2001, compared to 6.00% for the year ended December 31, 2000. The mix of taxable and tax-exempt securities in the portfolio affect the investment income return percentage. Tax-exempt securities generally carry a lower yield than taxable securities. These securities (at amortized value) decreased to $8,213,141 (9% of total investments) at December 31, 2001, compared to $19,789,675 (20% of total investments) December 31, 2000.

Investment interest and dividends earned (excluding net realized gains) increased $109,191 (2%) in the year ended December 31, 2000, compared to the year ended December 31, 1999, primarily as a result of an increase in return on the Company's investment portfolio. Average invested assets in the year ended December 31, 2000, (at amortized value) decreased $2,628,414 (3%) compared to the year ended December 31, 1999. Investment income return based on average invested assets was 6.0% for the year ended December 31, 2000, compared to 5.74% for the year ended December 31, 1999. The mix of taxable and tax-exempt securities in the portfolio affect the investment income return percentage. Tax-exempt securities (at amortized value) decreased to $19,789,675 (20% of total investments) at December 31, 2000, compared to $28,078,605 (27% of total investments) at December 31, 1999.

Operating Expenses

Policy Acquisition Costs consist of commissions, premium taxes, inspection fees, and certain other underwriting costs that are directly related to and vary with the production of Crusader insurance policies. These costs include both Crusader expenses and allocated expenses of other Unico subsidiaries. On certain reinsurance treaties, Crusader receives a ceding commission from its reinsurer that represents a reimbursement of the acquisition costs related to the premium ceded. No ceding commission is received on provisionally rated ceded premium. Policy acquisition costs, net of ceding commission, are deferred and amortized as the related premiums are earned. The slight changes in the ratio of policy acquisition cost to net earned premium in 2001, 2000, and 1999 are primarily due to due to changes in provisionally rated ceded premium which affects net earned premium. The provisionally rated reinsurance contract was cancelled on a run off basis on December 31, 1997. Policy acquisition costs, net of ceding commission, are as follows:

	Year ended December 31		
	2001	2000	1999
Policy acquisition costs	$8,695,037	$8,303,917	$8,362,814
Ratio to net earned premium (GAAP ratio)	29%	32%	30%

Salaries and Employee Benefits increased $80,520 (2%) for the year ended December 31, 2001, compared to the year ended December 31, 2000. Salaries and employee benefits decreased $110,433 (3%) for the year ended December 31, 2000, compared to the year ended December 31, 1999.

	Year ended December 31		
	2001	2000	1999
Salaries and employee benefits	$4,321,637	$4,241,117	$4,351,550

Commissions to Agents/Brokers (not including commissions on Crusader policies that are reflected in policy acquisition costs) are generally related to gross commission income from the health and life insurance program, the daily automobile rental insurance program, the earthquake program and the commercial liability program. Commissions to agents and brokers decreased $49,431 (4%) for the year ended December 31, 2001, compared to the year ended December 31, 2000. Commissions to agents and brokers increased $3,971 (0%) for the year ended December 31, 2000, compared to the year ended December 31, 1999.

	Year ended December 31		
	2001	2000	1999
Commission to agents/brokers	$1,260,059	$1,309,490	$1,305,519

Other Operating Expenses generally do not change significantly with changes in production. This is true for both increases and decreases in production.

	Year ended December 31		
	2001	2000	1999
Other operating expenses	$2,886,266	$2,642,897	$2,562,295

Income Taxes

The income tax benefit for 2001 was $5,853,091 compared to an income tax benefit of $246,184 for 2000. The effective combined income tax rates for 2001 and 2000 were (35%) and (127.2%), respectively. The pre-tax loss was significantly higher in 2001 compared to 2000 which resulted in the difference in the effective tax rates between 2001 and 2000. The Company's combined effective tax rate for 1999 was 28.0% due to the pre-tax net income for the year and to significantly larger portion of tax-exempt interest in the income before taxes in 1999 than in 2000. The Income tax benefit for 2001 arises primarily from the Company's ability to recover prior income taxes paid due to the carryback of current period net operating losses. (See Note 16 -Taxes on Income)

New Accounting Standards

Statement of Financial Accounting Standards No. 141 ("SFAS No. 141") *Business Combinations* became effective January 1, 2002. SFAS No. 141 requires companies to apply the purchase method of accounting for all business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interest method.

Statement of Financial Accounting Standards No. 142 ("SFAS No. 142") *Goodwill and Other Intangible Assets* is effective for fiscal years beginning after December 15, 2001, and establishes how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. It also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Generally, it also requires that those assets meeting criteria for classification as intangible with estimable useful lives will be amortized, while intangible assets with indefinite useful lives and goodwill will not be amortized. Previously, all goodwill was required to be amortized over the estimable useful life, not to exceed 40 years. The Company does not have any intangible assets recorded in its financial statements and thus is not currently impacted by the adoption of SFAS 142.

Statement of Financial Accounting Standards No. 143 ("SFAS No. 143") *Asset Retirement Obligations* is effective for fiscal years beginning after December 15, 2002, and establishes financial accounting and reporting for obligations associated with the retirement of tangible long-live assets and the associated retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are to be capitalized as part of the carrying amount of the long lived asset. The Company does not expect the adoption of SFAS No. 143 to have a material impact on our financial statements.

Statement of Financial Accounting Standards No. 144 ("SFAS No. 144") *Accounting for Impairment or Disposal of Long-Lived Assets* is effective for fiscal years beginning after December 15, 2001, and establishes financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supercedes SFAS No. 121, *Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,* and the accounting and reporting provisions of Accounting Principles Board Opinion No. 3, *Reporting the Results of Operations-Reporting the effects of Disposal of a Segment of a Business, and Extraordinary, Unusual or Infrequently Occurring Events and Transactions,* for the disposal of a segment of a business. SFAS No. 144 establishes a single accounting model, based on the framework established in SFAS No. 121 for long-lived assets to be disposed of by sale. The Company does not expect the adoption of SFAS No. 144 to have a material impact on our financial statements.

Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While every effort is made to ensure the integrity of such estimates, actual results could differ.

Management believes the Company's current critical accounting policies comprise the following:

Losses and Loss Adjustment Expenses

The preparation of the Company's financial statements requires judgments and estimates. The most significant is the estimate of loss reserves as required by *Statement of Financial Accounting Standards No 60* ("SFAS No. 60"), *"Accounting and Reporting by Insurance enterprises"* and *Statement of Financial Accounting Standards No. 5* ("SFAS No. 5"), *"Accounting for Contingencies".* Estimating loss reserves is a difficult process as there are many factors that can ultimately affect the final settlement of a claim and, therefore, the reserve that is needed. Changes in the regulatory and legal environment, results of litigation, medical costs, the cost of repair materials and labor rates can all impact ultimate claim costs. In addition, time can be a critical part of reserving determinations since the longer the span between the incidence of a loss and the payment or settlement of the claim, the more variable the ultimate settlement amount can be. Accordingly, short-tail claims, such as property damage claims, tend to be more reasonable predictable than long-tail liability claims. The liability for unpaid losses and loss adjustment expenses is based upon the accumulation of individual case estimates for losses reported prior to the close of the accounting period plus estimates based on experience and industry data for development of case estimates and for unreported losses and loss adjustment expenses. Since the emergence and disposition of claims are subject to uncertainties, the net amounts that will ultimately be paid to settle claims may vary significantly from the estimated amounts provided for in the accompanying consolidated financial statements. Any adjustments to reserves are reflected in the operating results of the periods in which they are made. Management believes that the aggregate reserves for losses and loss adjustment expenses are reasonable and adequate to cover the cost of claims, both reported and unreported.

Investments

In accordance with Statement of Financial Accounting Standard No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, the Company is required to classify its investments in debt and equity securities into one of three categories: held-to-maturity, available-for-sale or trading securities. Although all of the Company's investments are classified as available-for-sale, the Company's investment guidelines place primary emphasis on buying and holding high-quality investments to maturity. Short-term investments are carried at cost, which approximates market value. Investments in equity securities are carried at market value. The unrealized gains or losses from fixed maturities and equity securities are reported as accumulated other comprehensive income (loss) which is a separate component of stockholders' equity, net of any deferred tax effect. When a decline in value of a fixed maturity or equity security is considered other than temporary, a loss is recognized in the consolidated statements of operations. Realized gains and losses are included in the consolidated statements of operations based on the specific identification method.

Related Party Transaction

The Company presently occupies a 46,000 square foot building located at 23251 Mulholland Drive, Woodland Hills, California, under a master lease expiring March 31, 2007. The lease provides for an annual gross rent of $1,025,952. Erwin Cheldin, the Company's president, chairman and principal stockholder, is the owner of the building. On February 22, 1995, the Company signed an extension to the lease with no increase in rent to March 31, 2007. The Company believes that the terms of the lease at inception and at the time the lease extension was signed were at least as favorable to the Company as could have been obtained from non-affiliated third parties. The Company utilizes for its own operations 100% of the space it leases.

Forward Looking Statements

Certain statements contained herein, including the Sections entitled "Business," "Legal Proceedings" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," that are not historical facts are forward looking. These statements, which may be identified by forward looking words or phrases such as "anticipate," "appears," "believe," "estimates," "expect," "intend," "may," "should," and "would," involve risks and uncertainties, many of which are beyond the control of the Company. Such risks and uncertainties could cause actual results to differ materially from these forward looking statements. Factors which could cause actual results to differ materially include those described under Item 1 - Business - "Competition"; premium rate adequacy relating to competition or regulation; actual versus estimated claim experience; success of the Company's underwriting and pricing actions that it believes addresses the adverse development on its construction defect, apartment house habitability and non-California liquor liability claims; possible reductions in Crusader's A.M. Best rating; regulatory changes or developments; unforeseen calamities; general market conditions; the Company's ability to introduce new profitable products; and the Company's ability to expand geographically.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company's consolidated balance sheet includes a substantial amount of invested assets whose fair values are subject to various market risk exposures including interest rate risk and equity price risk.

The Company's invested assets at December 31, 2001 and 2000 consisted of the following:

	2001	2000
Fixed maturity bonds (at amortized cost)	$91,411,859	$94,398,077
Short-term cash investments (at cost)	2,863,622	3,355,354
Equity securities (at cost)	216	25,920
Certificates of deposit - over 1 year (at cost)	400,000	400,000
Total invested assets	$94,675,697	$98,179,351

The Company's interest rate risk is primarily in its fixed maturity bond portfolio. As market interest rates decrease, the value of the portfolio increases with the opposite holding true in rising interest rate environments. In addition, the longer the maturity, the more sensitive the asset is to market interest rate fluctuations. The Company limits this risk by investing in securities with maturities no greater than eight years. In addition, although fixed maturity bonds are classified as available-for-sale, the Company's investment guidelines place primary emphasis on buying and holding high-quality bonds to maturity. Since inception of the Company, only ten bonds have been sold prior to their maturity or call date. Because fixed maturity bonds are primarily held to maturity, the change in the market value of these bonds resulting from interest rate movements are unrealized and no gains or losses are recognized in the consolidated statements of operations. Unrealized gains and losses are reported as separate components of stockholders' equity, net of any deferred tax effect. As of December 31, 2001, the Company's unrealized gains (net of unrealized losses) before income taxes on its fixed maturity bond portfolio was $2,816,423. As of December 31, 2000, the Company's unrealized gains (net of unrealized losses) before income taxes on its fixed maturity bond portfolio was $184,553. Given a hypothetical parallel increase of 100 basis points in interest rates, the fair value of the fixed maturity bond portfolio would decrease by approximately $2.9 million. This decrease would not be reflected in the statements of operations except to the extent that the securities were sold.

The Company's short-term investments and certificates of deposit have only minimal interest rate risk. Due to the Company's small investment in equity securities (approximately one half of one percent of total invested assets), the Company has only minimal exposure to equity price risk.

Item 8. Financial Statements and Supplementary Data

INDEX TO
CONSOLIDATED FINANCIAL STATEMENTS

21700 Oxnard Street, Suite 1200
Woodland Hills, CA 91367

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Unico American Corporation:

We have audited the accompanying consolidated balance sheets of Unico American Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unico American Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

March 26, 2002

UNICO AMERICAN CORPORATION
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31 2001	December 31 2000
ASSETS		
Investments		
Available for sale:		
Fixed maturities, at market value (amortized cost: December 31, 2001 $91,811,859; December 31, 2000 $94,798,077)	$94,628,282	$94,982,630
Equity securities at market (cost: December 31, 2001 $216; December 31, 2000 $25,920)	216	25,920
Short-term investments, at cost	2,863,622	3,355,354
Total Investments	97,492,120	98,363,904
Cash	45,001	54,806
Accrued investment income	1,768,058	1,908,547
Premiums and notes receivable, net	6,248,327	5,807,731
Reinsurance recoverable:		
Paid losses and loss adjustment expenses	732,054	393,198
Unpaid losses and loss adjustment expenses	10,748,080	10,671,343
Prepaid reinsurance premiums	37,683	29,531
Deferred policy acquisition costs	5,079,535	4,500,147
Property and equipment (net of accumulated depreciation)	267,426	114,107
Deferred income taxes	556,251	948,442
Income taxes receivable	5,398,939	-
Other assets	449,799	1,154,064
Total Assets	$128,823,273	$123,945,820
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Unpaid losses and loss adjustment expenses	$60,534,295	$45,217,369
Unearned premiums	19,328,150	17,099,927
Advance premium and premium deposits	1,083,995	2,316,016
Accrued expenses and other liabilities	7,256,457	7,899,179
Total Liabilities	$88,202,897	$72,532,491
STOCKHOLDERS' EQUITY		
Common stock, no par – authorized 10,000,000 shares, issued and outstanding shares 5,481,288 at December 31, 2001, and 5,692,699 at December 31, 2000	$2,671,415	$2,789,494
Accumulated other comprehensive income gain	1,858,839	121,805
Retained earnings	36,090,122	48,502,030
Total Stockholders' Equity	$40,620,376	$51,413,329
Total Liabilities and Stockholders' Equity	$128,823,273	$123,945,820

See accompanying notes to consolidated financial statements.

UNICO AMERICAN CORPORATION
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31

	2001	2000	1999
REVENUES			
Insurance Company Revenues			
Premium earned	$35,409,174	$32,743,165	$34,693,113
Premium ceded	5,515,330	6,843,931	6,583,752
Net premium earned	29,893,844	25,899,234	28,109,361
Net investment income	5,647,026	5,764,094	5,706,945
Net realized investment gains (losses)	6,359	(137,897)	64,793
Other income	16,399	46,639	6,978
Total Insurance Company Revenues	35,563,628	31,572,070	33,888,077
Other Revenues from Insurance Operations			
Gross commissions and fees	5,508,955	5,605,493	5,634,542
Investment income	156,387	335,984	283,942
Net realized investment gains	3,213	2,508	-
Finance charges and late fees earned	868,496	837,902	915,940
Other income	16,227	13,992	11,756
Total Revenues	42,116,906	38,367,949	40,734,257
EXPENSES			
Losses and loss adjustment expenses	41,677,016	21,676,915	17,027,190
Policy acquisition costs	8,695,037	8,303,917	8,362,814
Salaries and employee benefits	4,321,637	4,241,117	4,351,550
Commissions to agents/brokers	1,260,059	1,309,490	1,305,519
Other operating expenses	2,886,266	2,642,897	2,562,295
Total Expenses	58,840,015	38,174,336	33,609,368
Income (Loss) Before Taxes	(16,723,109)	193,613	7,124,889
Income Tax Provision (Benefit)	(5,853,091)	(246,184)	1,993,523
Net Income (Loss)	$(10,870,018)	$439,797	$5,131,366
PER SHARE DATA:			
Basic Shares Outstanding	5,505,398	6,058,674	6,268,069
Basic Earnings (Loss) Per Share	$(1.97)	$0.07	$0.82
Diluted Shares Outstanding	5,505,398	6,101,692	6,358,607
Diluted Earnings (Loss) Per Share	$(1.97)	$0.07	$0.81

See accompanying notes to consolidated financial statements.

UNICO AMERICAN CORPORATION
AND SUBSIDIARIES

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31

	2001	2000	1999
Net income (loss)	$(10,870,018)	$439,797	$5,131,366
Other changes in comprehensive income, net of tax:			
Unrealized gains (losses) on securities classified as available-for-sale arising during the period	1,743,127	1,299,381	(3,060,091)
Less: reclassification adjustment for (gains) losses included in net income	(6,093)	91,011	(25,010)
Comprehensive Income (Loss)	$(9,132,984)	$1,830,189	$2,046,265

See accompanying notes to consolidated financial statements.

UNICO AMERICAN CORPORATION
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 and 1999

	Common Shares		Accumulated Other Comprehensive Income		
	Issued and Outstanding	Amount	Gains and (Losses)	Retained Earnings	Total
Balance - December 31, 1998	6,223,424	2,895,702	1,998,536	49,273,844	54,168,082
Net shares issued for exercise of stock options	81,529	202,687	-	-	202,687
Cash dividend paid ($0.25 per share)	-	-	-	(1,576,237)	(1,576,237)
Change in comprehensive income, net of deferred income tax	-	-	(3,085,101)	-	(3,085,101)
Net income	-	-	-	5,131,366	5,131,366
Balance - December 31, 1999	6,304,953	3,098,389	(1,086,565)	52,828,973	54,840,797
Net shares issued for exercise of stock options	16,307	13	-	-	13
Shares canceled or adjusted	39	-	-	-	-
Shares repurchased	(628,600)	(308,908)	-	(3,821,160)	(4,130,068)
Cash dividend paid ($0.15 per share)	-	-	-	(945,580)	(945,580)
Change in comprehensive income, net of deferred income tax	-	-	1,208,370	-	1,208,370
Net income	-	-	-	439,797	439,797
Balance - December 31, 2000	5,692,699	$2,789,494	$121,805	$48,502,030	$51,413,329
Net shares issued for exercise of stock options	28,827	37	-	-	37
Shares canceled or adjusted	120	-	-	-	-
Shares repurchased	(240,358)	(118,116)	-	(1,269,281)	(1,387,397)
Cash dividend paid ($0.05 per share)	-	-	-	(272,609)	(272,609)
Change in comprehensive income, net of deferred income tax	-	-	1,737,034	-	1,737,034
Net (loss)	-	-	-	(10,870,018)	(10,870,018)
Balance - December 31, 2001	5,481,288	$2,671,415	$1,858,839	$36,090,122	$40,620,376

See accompanying notes to consolidated financial statements.

UNICO AMERICAN CORPORATION
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

	2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$(10,870,018)	$439,797	$5,131,366
Adjustments to reconcile net income to net cash from operations			
Depreciation and amortization	71,205	68,632	97,087
Bond amortization, net	349,597	526,030	684,548
Net realized (gain) loss on sale of securities	(9,572)	135,389	(64,793)
Changes in assets and liabilities			
Premium, notes and investment income receivable	(300,107)	(158,917)	387,552
Reinsurance recoverable	(415,593)	(7,080,367)	(2,698,256)
Prepaid reinsurance premiums	(8,152)	2,907	(12,986)
Deferred policy acquisitions costs	(579,388)	(161,930)	327,555
Other assets	(4,694,674)	(511,153)	(61,293)
Reserve for unpaid losses and loss adjustment expenses	15,316,926	3,624,880	78,544
Unearned premium reserve	2,228,223	516,784	(1,553,752)
Advance premium and premium deposits	(1,232,021)	(255,174)	241,834
Accrued expenses and other liabilities	(642,722)	1,508,042	989,912
Income taxes current/deferred	(502,645)	(29,694)	152,708
Net Cash Provided (Used) from Operations	(1,288,941)	(1,374,774)	3,700,026
Investing Activities			
Purchase of fixed maturity investments	(17,806,300)	(9,736,357)	(12,341,754)
Proceeds from maturity of fixed maturity investments	19,083,025	11,505,400	8,839,250
Proceeds from sale of fixed maturity investments	1,365,055	2,008,594	-
Purchase of equity securities – cost	-	-	(3,758,378)
Proceeds from sale of equity securities	-	-	4,162,504
Net decrease in short-term investments	521,849	2,656,211	640,182
Additions to property and equipment	(224,524)	(34,072)	(40,385)
Net Cash Provided (Used) by Investing Activities	2,939,105	6,399,776	(2,498,581)
Financing Activities			
Proceeds from issuance of common stock	37	13	202,687
Repurchase of common stock	(1,387,397)	(4,130,068)	-
Dividends paid to shareholders	(272,609)	(945,580)	(1,576,237)
Net Cash (Used) by Financing Activities	(1,659,969)	(5,075,635)	(1,373,550)
Net (decrease) in cash	(9,805)	(50,633)	(172,105)
Cash at beginning of year	54,806	105,439	277,544
Cash at End of Year	$45,001	$54,806	$105,439
Supplemental cash flow information			
Cash paid during the period for:			
Interest	$75	$25,417	$1,492
Income taxes	$65,584	$245,414	$2,114,042

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Unico American Corporation is an insurance holding company that underwrites property and casualty insurance through its insurance company subsidiary; provides property, casualty, health and life insurance through its agency subsidiaries; and provides insurance premium financing, claim administration services, and membership association services through its other subsidiaries. Unico American Corporation is referred to herein as the "Company" or "Unico" and such references include both the corporation and its subsidiaries, all of which are wholly owned, unless otherwise indicated. Unico was incorporated under the laws of Nevada in 1969.

Principles of Consolidation

The consolidated financial statements include the accounts of Unico American Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP"). As described in Note 14, the Company's insurance subsidiary also files financial statements with regulatory agencies prepared on a statutory basis of accounting that differs from generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While every effort is made to ensure the integrity of such estimates, actual results could differ.

Investments

All of the Company's fixed maturity investments are classified as available-for-sale and are stated at market value. Although classified as available-for-sale, the Company's investment guidelines place primary emphasis on buying and holding high-quality investments to maturity. Short-term investments are carried at cost, which approximates market value. Investments in equity securities are carried at market value. The unrealized gains or losses from fixed maturities and equity securities are reported as accumulated other comprehensive income (loss) which is a separate component of stockholders' equity, net of any deferred tax effect. When a decline in value of a fixed maturity or equity security is considered other than temporary, a loss is recognized in the consolidated statements of operations. Realized gains and losses are included in the consolidated statements of operations based on the specific identification method.

The Company had net unrealized investment gains of $1,858,839 as of December 31, 2001, and net unrealized investment gains of $121,805 as of December 31, 2000. These amounts are net of deferred taxes.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using accelerated depreciation methods over the estimated useful lives of the related assets.

Income Taxes

The provision for federal income taxes is computed on the basis of income as reported for financial reporting purposes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and are measured using the enacted tax rates and laws expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Income tax expense provisions increase or decrease in the same period in which a change in tax rates is enacted.

Fair Value of Financial Instruments

The Company has used the following methods and assumptions in estimating its fair value disclosures:

Investment Securities - Fair values for fixed maturity securities are obtained from a national quotation service. The fair values for equity securities are based on quoted market prices.

Cash and Short-Term Investments - The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

Premiums and Notes Receivable - The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

Earnings Per Share

Basic earnings per share excludes the impact of common share equivalents and is based upon the weighted average common shares outstanding. Diluted earnings per share utilize the average market price per share when applying the treasury stock method in determining common share dilution. Outstanding stock options are treated as common share equivalents for purposes of computing diluted earnings per share and represent the difference between basic and diluted weighted average shares outstanding.

Revenue Recognition

a. General Agency Operations

Commissions and service fees due the Company are recognized as income on the effective date of the insurance policies.

b. Insurance Company Operations

Premiums are earned on a pro-rata basis over the terms of the policies. Premiums applicable to the unexpired terms of policies in force are recorded as unearned premiums. The Company earns a commission on policies that are ceded to its reinsurers. This commission is considered earned on a pro-rata basis over the terms of the policies.

c. Insurance Premium Financing Operations

Premium finance interest is charged to policyholders who choose to finance insurance premiums. Interest is charged at rates that vary with the amount of premium financed. Premium finance interest is recognized using a method which approximates the interest (actuarial) method.

d. Insurance Claim Administration Operation

Claim administration income is based on premium written by Bedford for non-affiliated insurers. Income is recognized on the effective date of the insurance policies and a liability is recognized for the estimated cost of completing the administration of all current and future claims that are covered by these policies.

Losses and Loss Adjustment Expenses

The liability for unpaid losses and loss adjustment expenses is based upon the accumulation of individual case estimates for losses reported prior to the close of the accounting period plus estimates based on experience and industry data for development of case estimates and for unreported losses and loss adjustment expenses.

There is a high level of uncertainty inherent in the evaluation of the required loss and loss adjustment expense reserves for the Company. The long-tailed nature of liability claims and the volatility of jury awards exacerbates that uncertainty. Management has selected target loss and loss expense ratios that it believes are reasonable and reflective of anticipated ultimate experience. The ultimate cost of claims is dependent upon future events, the outcomes of which are affected by many factors. Company claim reserving procedures and settlement philosophy, current and perceived social and economic inflation, current and future court rulings and jury attitudes, improvements in medical technology, and many other economic, scientific, legal, political, and social factors all can have significant effects on the ultimate costs of claims. Changes in Company operations and management philosophy also may cause actual developments to vary from the past. Since the emergence and disposition of claims are subject to uncertainties, the net amounts that will ultimately be paid to settle claims may vary significantly from the estimated amounts provided for in the accompanying consolidated financial statements. Any adjustments to reserves are reflected in the operating results of the periods in which they are made. Management believes that the aggregate reserves for losses and loss adjustment expenses are reasonable and adequate to cover the cost of claims, both reported and unreported.

Restricted Funds

Restricted funds are as follows:

	Year ended December 31	
	2001	2000
Restricted Funds:		
Premium trust funds (1)	$1,529,996	$2,755,572
Assigned to state agencies (2)	2,725,000	2,725,000
Total restricted funds	$4,254,996	$5,480,572

(1) As required by law, the Company segregates from its operating accounts the premiums collected from insurers which are payable to insurance companies into separate trust accounts. These amounts are included in cash and short-term investments.

(2) Included in fixed maturity investments are statutory deposits assigned to and held by the California State Treasurer and the Insurance Commissioner of the state of Nevada. These deposits are required for writing certain lines of business in California and for admission in states other than California.

Deferred Policy Acquisition Costs

Policy acquisition costs consist of costs associated with the production of insurance policies such as commissions, premium taxes, and certain other underwriting expenses which vary with and are primarily related to the production of the insurance policy. Policy acquisition costs are deferred and amortized as the related premiums are earned and are limited to their estimated realizable value based on the related unearned premiums plus investment income less anticipated losses and loss adjustment expenses. Ceding commission applicable to the unexpired terms of policies in force is recorded as unearned ceding commission which is included in deferred policy acquisition costs.

Reinsurance

The Company cedes reinsurance to provide for greater diversification of business, to allow management to control exposure to potential losses arising from large risks by reinsuring certain levels of risk in various areas of exposure, to reduce the loss that may arise from catastrophes, and to provide additional capacity for growth. Prepaid reinsurance premiums and reinsurance receivables are reported as assets and represent ceded unearned premiums and reinsurance recoverable on both paid and unpaid losses, respectively. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies.

Segment Reporting

Statement of Financial Accounting Standards No. 131 ("SFAS No. 131"), *Disclosures about Segments of an Enterprise and Related Information,* became effective for fiscal years effective after December 15, 1997. SFAS No. 131 establishes standards for the way information about operating segments is reported in financial statements. The Company has identified its insurance company operation as its primary reporting segment. Revenues from this segment comprised 84.4% of consolidated revenues in the year ended December 31, 2001, 82.3% of consolidated revenues in the prior year. The Company's remaining operations constitute a variety of specialty insurance services, each with unique characteristics and individually insignificant to consolidated revenues.

The insurance company operation is conducted through Crusader, which as of December 31, 2001, was licensed as an admitted insurance carrier in the states of Arizona, California, Colorado, Idaho, Montana, Nevada, Ohio, Oregon and Washington. Crusader is a multiple-line property and casualty insurance company which began transacting business on January 1, 1985. As of December 31, 2001, 96% of Crusader's business was commercial multiple peril business package insurance policies. Commercial multiple peril policies provide a combination of property and liability coverage for businesses. Commercial property coverages insure against loss or damage to buildings, inventory and equipment from natural disasters, including hurricanes, windstorms, hail, water, explosions, severe winter weather and other events such as theft and vandalism, fires and storms and financial loss due to business interruption resulting from covered property damage. Commercial liability coverages insure against third party liability from accidents occurring on the insured's premises or arising out of its operations, such as injuries sustained from products sold or operation of the insured premises. In addition to commercial multiple peril policies, Crusader also writes separate policies to insure commercial property and commercial liability risks on a mono-line basis.

Revenues, income before income taxes and assets by segment are as follows:

	Year ended December 31		
	2001	2000	1999
Revenues			
Insurance company operation	$35,563,628	$31,572,070	$33,888,077
Other insurance operations	17,799,932	16,715,332	16,717,884
Intersegment elimination (1)	(11,246,654)	(9,919,453)	(9,871,704)
Total other insurance operations	6,553,278	6,795,879	6,846,180
Total revenues	$42,116,906	$38,367,949	$40,734,257
Income (loss) before income taxes			
Insurance company operation	$(17,570,829)	$(237,593)	$6,921,533
Other insurance operations	847,720	431,206	203,356
Total income (loss) before income taxes	$(16,723,109)	$193,613	$7,124,889
Assets			
Insurance company operation	$109,293,988	$108,959,681	$103,450,995
Intersegment eliminations (2)	(1,647,653)	(528,196)	(479,933)
Total insurance company operation	107,646,335	108,431,485	102,971,062
Other insurance operations	21,176,938	15,514,335	19,007,694
Total assets	$128,823,273	$123,945,820	$121,978,756

(1) Intersegment revenue eliminations reflect commissions paid by Crusader to Unifax.

(2) Intersegment asset eliminations reflect the elimination of Crusader receivables and Unifax payables.

Concentration of Risks

In 2001 approximately 86% of Crusader's gross premium written was derived from California. In 2001, approximately 94% of the $2,582,290 commission income from the Company's health and life insurance program was from CIGNA HealthCare medical and dental plan programs. At December 31, 2001, the Company's reinsurance recoverable on paid and unpaid losses and loss adjustment expenses of $11,480,134 were from Partners Reinsurance of the U.S. and General Reinsurance Corporation, both California admitted companies rated A+ and A++ respectively by A.M. Best Company.

Stock-Based Compensation

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), *Accounting for Stock-Based Compensation* which is effective for fiscal years beginning after December 15, 1995. The Company accounts for stock-based compensation under the accounting methods prescribed by Accounting Principles Board ("APB") Opinion No. 25, as allowed by SFAS No. 123. Disclosure of stock-based compensation determined in accordance with SFAS No. 123 is presented in Note 15. The adoption of this pronouncement did not have a material effect on the financial statements of the Company.

New Accounting Standards

Statement of Financial Accounting Standards No. 141 ("SFAS No. 141") *Business Combinations* became effective January 1, 2002. SFAS No. 141 requires companies to apply the purchase method of accounting for all business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interest method.

Statement of Financial Accounting Standards No. 142 ("SFAS No. 142") *Goodwill and Other Intangible Assets* is effective for fiscal years beginning after December 15, 2001, and establishes how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. It also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Generally, it also requires that those assets meeting criteria for classification as intangible with estimable useful lives will be amortized, while intangible assets with indefinite useful lives and goodwill will not be amortized. Previously, all goodwill was required to be amortized over the estimable useful life, not to exceed 40 years. The Company does not have any intangible assets recorded in its financial statements and thus is not currently impacted by the adoption of SFAS 142.

Statement of Financial Accounting Standards No. 143 ("SFAS No. 143") *Asset Retirement Obligations* is effective for fiscal years beginning after December 15, 2002, and establishes financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are to be capitalized as part of the carrying amount of the long-lived asset. The Company does not expect the adoption of SFAS No. 143 to have a material impact on our financial statements.

Statement of Financial Accounting Standards No. 144 ("SFAS No. 144") *Accounting for Impairment or Disposal of Long-Lived Assets* is effective for fiscal years beginning after December 15, 2001, and establishes financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supercedes SFAS No. 121) *"Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,"* and the accounting and reporting provisions of Accounting Principles Board Opinion No. 3, *Reporting the Results of Operations - Reporting the effects of Disposal of a Segment of a Business, and Extraordinary, Unusual or Infrequently Occurring Events and Transactions,* for the disposal of a segment of a business. SFAS No. 144 establishes a single accounting model based on the framework established in SFAS No. 121 for long-lived assets to be disposed of by sale. The Company does not expect the adoption of SFAS No. 144 to have a material impact on our financial statements.

NOTE 2 – ADVANCE PREMIUM AND PREMIUM DEPOSITS

Some of the Company's health and life programs require payments of premium prior to the effective date of coverage; and, accordingly, invoices are sent out as early as two months prior to the coverage effective date. Insurance premiums received for coverage months effective after the balance sheet date are recorded as advance premiums. Deposit premiums represent funds received from the Company's daily automobile rental program which guarantee the payment of premiums for past coverage months. These deposits are required when information such as gross receipts or number of rental cars is required to compute the actual premium due, but is not available until after the coverage month.

NOTE 3 - INVESTMENTS

The Company manages its own investment portfolio. A summary of net investments and related income is as follows:

Investment income is summarized as follows:

	Year ended December 31		
	2001	2000	1999
Fixed maturities	$5,628,698	$5,848,248	$5,752,154
Equity securities	-	-	1,380
Short-term investments	174,720	251,930	238,017
Total investment income	5,803,418	6,100,178	5,991,551
Less investment expenses	5	100	664
Net investment income	$5,803,413	$6,100,078	$5,990,887

Net realized investment gains and (losses) are summarized as follows:

	Year ended December 31		
	2001	2000	1999
Gross realized gains:			
Fixed maturities	$ 35,276	$ 2,861	$ -
Equity securities	-	-	190,169
Gross realized (losses):			
Equity securities	(25,704)	(138,250)	(125,376)
Net realized investment gains (losses)	$ 9,572	$(135,389)	$64,793

A summary of the unrealized appreciation (depreciation) on investments carried at market and the applicable deferred federal income taxes is shown below:

	Year ended December 31		
	2001	2000	1999
Gross unrealized appreciation:			
Fixed maturities	$3,030,903	$936,589	$363,627
Gross unrealized (depreciation):			
Fixed maturities	(214,480)	(752,036)	(1,911,768)
Equity securities	-	-	(98,170)
Net unrealized appreciation (depreciation) on investments	2,816,423	184,553	(1,646,311)
Deferred federal income tax benefit (expense)	(957,584)	(62,748)	559,746
Net unrealized appreciation (depreciation), net of deferred income taxes	$1,858,839	$121,805	$(1,086,565)

The amortized cost and estimated market value of fixed maturity investments at December 31, 2001, by contractual maturity are as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

	Amortized Cost	Estimated Market Value
Due in one year or less	$ 12,217,799	$ 12,414,410
Due after one year through five years	70,173,988	72,694,632
Due after five years through ten years	9,420,072	9,519,240
Total fixed maturities	$91,811,859	$94,628,282

The amortized cost and estimated market values of investments in fixed maturities by categories are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
December 31, 2001				
Available for sale:				
Fixed maturities				
Certificates of deposit	$ 400,000	$ -	$ -	$ 400,000
U.S. treasury securities	5,459,019	343,358	-	5,802,377
State and municipal tax-exempt bonds	8,213,141	223,133	48	8,436,226
Industrial and miscellaneous taxable bonds	77,739,699	2,464,412	214,432	79,989,679
Total fixed maturities	$91,811,859	$3,030,903	$214,480	$94,628,282
December 31, 2000				
Available for sale:				
Fixed maturities				
Certificates of deposit	$ 400,000	$ -	$ -	$ 400,000
U.S. treasury securities	7,995,324	197,697	971	8,192,050
State and municipal tax-exempt bonds	19,789,675	244,759	-	20,034,434
Industrial and miscellaneous taxable bonds	66,613,078	494,133	751,065	66,356,146
Total fixed maturities	$94,798,077	$936,589	$752,036	$94,982,630

Short-term investments have an initial maturity of one year or less and consist of the following:

	Year ended December 31	
	2001	2000
Certificates of deposit	$ 225,000	$ 225,000
Commercial paper	-	2,000,000
Commercial bank money market accounts	2,050,006	417,280
U.S. government obligation money market fund	585,699	28,778
Short-term U.S. treasury note	-	681,414
Savings account	2,917	2,882
Total short-term investments	$2,863,622	$3,355,354

NOTE 4 - PROPERTY AND EQUIPMENT (NET OF ACCUMULATED DEPRECIATION)

Property and equipment consist of the following:

	Year ended December 31	
	2001	2000
Furniture, fixtures, computer, office, and transportation equipment	$1,779,293	$2,354,072
Accumulated depreciation	1,511,867	2,239,965
Net property and equipment	$ 267,426	$ 114,107

NOTE 5 - PREMIUMS AND NOTES RECEIVABLE, NET

Premiums and notes receivable are substantially secured by unearned premiums and funds held as security for performance.

	Year ended December 31	
	2001	2000
Premiums receivable	$2,268,702	$1,931,311
Premium finance notes receivable	4,002,347	3,896,959
Total premiums and notes receivable	6,271,049	5,828,270
Less allowance for doubtful accounts	22,722	20,539
Net premiums and notes receivable	$6,248,327	$5,807,731

Bad debt expense for the fiscal year ended December 31, 2001, and the fiscal year ended December 31, 2000, was $27,759 and $19,878, respectively. Premium finance notes receivable represent the balance due to the Company's premium finance subsidiary from policyholders who elect to finance their premiums over the policy term. These notes are net of unearned finance charges.

NOTE 6 - NOTE PAYABLE - BANK

Unico has a $2,000,000 line of credit with Union Bank of California. Interest on this line is referenced as Bank's LIBOR rate plus 1.75% per annum and is payable monthly. The agreement contains certain covenants including maintenance of certain financial ratios. As of December 31, 2001, the Company does not meet the covenant requiring a tangible net worth of at least $45,000,000. As of December 31, 2001 and 2000, no amounts were borrowed and the Company does not intend to utilize its credit line during the remainder of its current term. This credit line expires September 3, 2002, at which time it's expected to be renegotiated and renewed.

NOTE 7 - UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

The following table provides an analysis of the roll forward of Crusader's losses and loss adjustment expenses, including a reconciliation of the ending balance sheet liability for the periods indicated:

	Year ended December 31		
	2001	2000	1999
Reserve for unpaid losses and loss adjustment expenses at beginning of year - net of reinsurance	$34,546,026	$37,628,165	$40,374,232
Incurred losses and loss adjustment expenses			
Provision for insured events of current year	22,350,667	17,406,284	18,268,710
Increase (decrease) in provision for events of prior years (*)	19,326,349	4,270,631	(1,241,520)
Total losses and loss adjustment expenses	41,677,016	21,676,915	17,027,190
Payments			
Losses and loss adjustment expenses attributable to insured events of the current year	5,595,410	6,013,830	4,380,090
Losses and loss adjustment expenses attributable to insured events of prior years	20,841,417	18,745,224	15,393,167
Total payments	26,436,827	24,759,054	19,773,257
Reserve for unpaid losses and loss adjustment expenses at end of year - net of reinsurance	$49,786,215	$34,546,026	$37,628,165
Reinsurance recoverable on unpaid losses and loss adjustment expenses at end of year	10,748,080	10,671,343	3,964,324
Reserve for unpaid losses and loss adjustment expenses at end of year per balance sheet - gross of reinsurance	$60,534,295	$45,217,369	$41,592,489

Reserves for losses and loss adjustment expenses by line of business before reinsurance are as follows:

	Year ended December 31					
Line of Business	2001		2000		1999	
CMP	$56,215,479	92.9%	$40,830,294	90.3%	$39,039,727	93.9%
Other Liability	$4,004,449	6.6%	$4,016,673	8.9%	$2,377,509	5.7%
Other	$314,367	0.5%	$370,402	0.8%	$175,253	0.4%
Total	$60,534,295	100.0%	$45,217,369	100.0%	$41,592,489	100.0%

(*) In the years ended December 31, 2001 and 2000, the Company increased its estimates of ultimate losses for both reported and unreported claims primarily occurring from 1998 through 2000 and from 1993 through 1995 (the years most impacted by construction defect claims). Adverse development of prior years' losses of $19,326,349 as of December 31, 2001 and $4,270,631 as of December 31, 2000, was primarily the result of an increase in the Company's estimate of ultimate reported and unreported claims for construction defect claims, non-California liquor liability claims and apartment house habitability claims. Construction defect claims arise from the liability of contractors for their defective work in the construction of habitation structures (such as apartments, condominiums and single-family dwellings) or commercial type structures. Liquor liability claims arise from the liability of tavern owners related to the sale of alcoholic beverages. Apartment house habitability claims arise from uninhabitable conditions related to dilapidated structures and insect and vermin infestation.

The increase in incurred losses and loss adjustment expenses recognized in 2001 and 2000 was primarily due to the following:

1. Higher than anticipated claim cost from business outside of California.
2. The effect on settlements of escalating jury awards.
3. The effect on settlements in apartment house habitability claims due to a statute that provide for payment of plaintiff attorney fees without regard to policy limits.
4. Increased development of losses due to the impact of changes in California law that expanded coverage and increased loss exposure primarily on construction defect claims for losses incurred prior to the Company's revision in its policy form in 1995. For example:

Montrose Chemical Corp. v. Admiral Insurance Co. (1994), Montrose Chemical Corp. v. Admiral Insurance Co. (1995), Armstrong World Industries, Inc. v. Aetna Gas & Sur. Co. (1996) and James Pepperell, et al., v. Scottsdale Insurance Company (1998). These four cases state that all insurance companies with completed operations property damage coverage in force during a period of continuing damage or property deterioration must provide coverage for construction defect losses regardless as to whether or not the damage first manifested during their policy period.

Pardee Construction Company v. Insurance Company of the West et al., (2000) – This case states that an additional insured endorsement includes completed operations property damage coverage even for projects that were completed before the inception date of the endorsement.

Centex Golden Construction Co. v. Dale Tile Co. (2000) – This case states that indemnity agreements in construction contracts requires the subcontractor to defend the general contractor even though the subcontractor's liability has not been established.

NOTE 8 - DEFERRED POLICY ACQUISITION COSTS

Deferred policy acquisition costs consist of commissions (net of ceding commission), premium taxes, inspection fees, and certain other underwriting costs which are related to and vary with the production of Crusader Insurance Company policies. Policy acquisition costs are deferred and amortized as the related premiums are earned. Deferred acquisition costs are reviewed to determine if they are recoverable from future income, including investment income.

	Year ended December 31		
	2001	2000	1999
Deferred policy acquisition costs at beginning of year	$4,500,147	$4,338,217	$4,665,772
Policy acquisition costs incurred during year	9,274,425	8,465,847	8,035,259
Policy acquisition costs amortized during year	(8,695,037)	(8,303,917)	(8,362,814)
Deferred policy acquisition costs at end of year	$5,079,535	$4,500,147	$4,338,217

NOTE 9 - LEASE COMMITMENT TO RELATED PARTY

The Company presently occupies a 46,000 square foot building located at 23251 Mulholland Drive, Woodland Hills, California, under a master lease expiring March 31, 2007. The total rent expense under this lease agreement was $1,025,952 for the year ended December 31, 2001; $1,025,952 for the year ended December 31, 2000; and $1,025,952 for the year ended December 31, 1999.

The lease provides for the following minimum annual rental commitments:

Year ending	
December 31, 2002	$1,025,952
December 31, 2003	$1,025,952
December 31, 2004	$1,025,952
December 31, 2005	$1,025,952
December 31, 2006 (through March 31, 2007)	$1,282,440
Total minimum payments	$5,386,248

Erwin Cheldin, the Company's president, chairman, and principal stockholder, is the owner of the building. On February 22, 1995, the Company signed an extension to the lease with no increase in rent to March 31, 2007. The Company believes that the terms of the lease at inception and at the time the lease extension was signed were at least as favorable to the Company as could have been obtained from non-affiliated third parties. The Company utilizes for its own operations 100% of the space it leases.

NOTE 10 - ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	Year ended December 31	
	2001	2000
Premium payable	$5,487,753	$6,192,201
Unearned claim administration income	300,000	300,000
Profit sharing contributions	292,900	395,305
Accrued salaries	469,690	475,740
Security purchases payable (settlement date in 2001)	-	140,625
Other	706,114	395,308
Total accrued expenses and other liabilities	$7,256,457	$7,899,179

NOTE 11 – COMMITMENT AND CONTINGENCIES

The Company, by virtue of the nature of the business conducted by it, becomes involved in numerous legal proceedings as either plaintiff or defendant. The Company is also required to resort to legal proceedings from time to time in order to enforce collection of premiums, commissions, or fees for the services rendered to customers or to their agents. These routine items of litigation do not materially affect the Company and are handled on a routine basis by the Company through its general counsel.

Likewise, the Company is sometimes named as a cross-defendant in litigation which is principally directed against that insurer who has issued a policy of insurance directly or indirectly through the Company. Incidental actions are sometimes brought by customers or others which relate to disputes concerning the issuance or non-issuance of individual policies. These items are also handled on a routine basis by the Company's general counsel, and they do not materially affect the operations of the Company. Management is confident that the ultimate outcome of pending litigation should not have an adverse effect on the Company's consolidated operation or financial position.

On September 13, 2000, the City of Los Angeles audited Unico (parent company only) for the years 1997, 1998 and 1999 with respect to its Los Angeles business license gross receipts tax. The audit resulted in an assessment of $97,681 in gross receipts tax, interest of $24,196, and penalties of $39,072, resulting in a total amount claimed due of $160,949. The assessment was based on the city's position that expenses of Unico's subsidiaries that are paid by Unico (parent company) are subject to the gross receipts business tax when those expenses are reimbursed by the subsidiaries to Unico. The Company disagreed with the audit findings and appealed the matter. A formal hearing was held on January 3, 2001. The Company received the decision of the board of review that resulted in a revised gross receipts tax of $46,589 and a reduction in the interest assessment of $13,500. The Company is awaiting its request that all penalties be waived. As of December 31, 2001, the Company has expensed the revised tax due and recorded the interest expense adjustment.

NOTE 12 - REINSURANCE

A reinsurance transaction occurs when an insurance company transfers (cedes) a portion of its exposure on business written by it to a reinsurer which assumes that risk for a premium (ceded premium). Reinsurance does not legally discharge the Company from primary liability under its policies. If the reinsurer fails to meet its obligations, the Company must nonetheless pay its policy obligations. The Company's reinsurance agreements help protect Crusader against liabilities in excess of certain retentions, including major or catastrophic losses which may occur from any one or more of the property and/or casualty risks which Crusader insures. The Company continually monitors and evaluates the liquidity and financial strength of its reinsurers to determine their ability to fulfill obligations assumed under the reinsurance contracts. The Company has no reinsurance recoverable balances in dispute.

Since 2000, Crusader had its primary reinsurance agreements with Partner Reinsurance Company of the U.S., a California admitted reinsurer rated A+ by A.M. Best Company. In 1999, Crusader had its primary reinsurance agreements with General Reinsurance Corporation, a California admitted reinsurers rated A++ by A.M. Best Company. These reinsurance agreements help protect Crusader against liabilities in excess of certain retentions, including major or catastrophic losses that may occur from any one or more of the property and/or casualty risks which Crusader insures. Crusader also has additional catastrophe reinsurance from various other reinsurance companies of which 90% of the premium is ceded to participating catastrophe reinsurers that are admitted in California. Any catastrophe loss ceded to the reinsurer not admitted in California requires the reinsurer to immediately obtain a non-cancelable (Evergreen) letter of credit covering their ceded outstanding loss including any IBNR. On July 1, 1997, Crusader increased its retention from $150,000 to $250,000 per risk. Concurrently, Crusader maintained catastrophe and clash covers (subject to a maximum occurrence and annual aggregate) to help protect the Company from one loss occurrence affecting multiple policies. Beginning January 1, 1998, an annual aggregate deductible of $750,000 commenced on losses ceded to its reinsurance treaty covering losses between $250,000 and $500,000. Beginning January 1, 2000, an annual aggregate deductible of $500,000 commenced on losses ceded to its reinsurance treaty covering losses between $250,000 and $500,000. Prior to January 1, 1998, National Reinsurance Corporation charged a provisional rate on exposures up to $500,000 that was subject to adjustment and was based on the amount of losses ceded, limited by a maximum percentage that could be charged. That provisional rated treaty was cancelled on a runoff basis and replaced by a flat rated treaty on January 1, 1998.

On most of the premium that Crusader cedes to the reinsurer, the reinsurer pays a commission to Crusader which includes a reimbursement of the cost of acquiring the portion of the premium which is ceded. Crusader does not currently assume any reinsurance. The Company intends to continue obtaining reinsurance although the availability and cost may vary from time to time. The unpaid losses ceded to the reinsurer are recorded as an asset on the balance sheet.

The effect of reinsurance on premiums written, premiums earned, and incurred losses is as follows:

	Year ended December 31		
	2001	2000	1999
Premiums written:			
Direct business	$37,637,396	$33,259,948	$33,139,361
Reinsurance assumed	-	-	-
Reinsurance ceded	(5,531,221)	(6,853,383)	(6,595,440)
Net premiums written	$32,106,175	$26,406,565	$26,543,921
Premiums earned:			
Direct business	$35,409,174	$32,743,165	$34,693,113
Reinsurance assumed	-	-	-
Reinsurance ceded	(5,515,330)	(6,843,931)	(6,583,752)
Net premiums earned	$29,893,844	$25,899,234	$28,109,361
Incurred losses and loss adjustment expenses:			
Direct	$52,939,238	$34,225,322	$23,189,173
Assumed	-	-	-
Ceded	(11,262,222)	(12,548,407)	(6,161,983)
Net incurred losses and loss adjustment expenses	$41,677,016	$21,676,915	$17,027,190

NOTE 13 - PROFIT SHARING PLAN

During the fiscal year ended March 31, 1986, the Company adopted the Unico American Corporation Profit Sharing Plan. Employees who are at least 21 years of age and have been employed by the Company for at least two years are participants in the Plan. Pursuant to the terms of the Plan, the Company annually contributes to the account of each participant an amount equal to a percentage of the participant's eligible compensation as determined by the Board of Directors. Participants are entitled to receive benefits under the plan upon the later of the following: the date 60 days after the end of the plan year in which the participant's retirement occurs or one year and 60 days after the end of the plan year following the participant's termination with the Company. However, the participant's interest must be distributed in its entirety no later than April 1 of the calendar year following the calendar year in which the participant attains age 70½ or otherwise in accordance with the Treasury Regulations promulgated under the Internal Revenue Code of 1954 as amended.

Employer contributions to the plan were as follows:

Year ended December 31, 2001	$554,111
Year ended December 31, 2000	$624,388
Year ended December 31, 1999	$653,389

NOTE 14 - STATUTORY CAPITAL AND SURPLUS

Crusader is required to file an annual statement with insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory). Statutory accounting practices differ in certain respects from generally accepted accounting principles. The more significant of these differences for statutory accounting are (a) premium income is taken into earnings over the periods covered by the policies, whereas the related acquisition and commission costs are expensed when incurred; (b) all bonds are recorded at amortized cost, regardless of trading activity; (c) non-admitted assets are charged directly against surplus; (d) loss reserves and unearned premium reserves are stated net of reinsurance; and (e) federal income taxes are recorded when payable and deferred taxes, subject to limitations, are recognized but only to the extent that they do not exceed 10% of statutory surplus. Additionally, the cash flow presentation is not consistent with generally accepted accounting principles and a reconciliation from net income to cash provided by operations is not presented. Comprehensive income is not presented under statutory accounting. The NAIC's project to codify accounting practices was approved by the NAIC in March 1998. The approval included a provision for commissioners' discretion in determining appropriate statutory accounting for insurers in their states. Consequently, prescribed and permitted accounting practices may continue to differ from state to state. Codification became effective on January 1, 2001. The primary effect of Codification on Crusader was the recognition, subject to limitations, of deferred tax assets previously not allowed. As of December 31, 2001, Crusader reported to the California Department Insurance in its annual statutory filing, total deferred tax assets of $7,243,071 of which $3,962,627 was admitted and included in surplus and $3,280,444 non-admitted and not included in surplus. The admitted deferred tax assets of $3,962,627 would not have been allowed prior to codification. On March 9, 2002, subsequent to Crusader's statutory filing, the Job Creation and Workers Assistance Act of 2002 was signed into law. This act was effective for tax years ending in 2001 and provided that a net operating loss for tax year ending in 2001 or 2002 is carried back five years, rather than the previously allowed two years. The income tax credit resulting from net operating loss carrybacks are treated as current receivables while income tax credit resulting from net operating loss carryforwards, subject to limitations, are treated as deferred tax assets and are limited to an aggregate amount no greater than 10% of beginning surplus. This act allowed Crusader to carryback its entire net operating loss and thus converted its net operating loss carryforward of $3,934,772 to a current receivable. Taking into consideration the Job Creation and Workers Assistance Act of 2002, Crusader's admitted deferred tax assets were $2,087,678 and its non-admitted deferred tax assets were $1,220,621. Taking into consideration the Job Creation and Workers Assistance Act of 2002, the primary effect of Codification on Crusader was to increase its surplus by recognizing admitted deferred tax assets of $2,087,678.

The Company is unable to predict how insurance rating agencies will interpret or react to any such changes resulting from Codification. No assurance can be given that future legislative or regulatory changes resulting from such activities will not adversely affect the Company and its subsidiaries.

Crusader Insurance Company statutory capital and surplus are as follows:

As of December 31, 2001	$27,519,538
As of December 31, 2000	$39,626,269

Crusader Insurance Company statutory net income (loss) is as follows:

Year ended December 31, 2001	$(12,110,967)
Year ended December 31, 2000	$214,787
Year ended December 31, 1999	$5,404,526

The Company believes that Crusader's statutory capital and surplus were sufficient to support the insurance premiums written based on guidelines established by the NAIC.

Crusader is restricted in the amount of dividends it may pay to its parent in any twelve (12) month period without prior approval of the California Department of Insurance. Presently, without prior approval, Crusader may pay a dividend in any twelve (12) month period to its parent equal to the greater of (a) 10% of Crusader's statutory policyholders' surplus or (b) Crusader's statutory net income for the preceding calendar year. The maximum dividend that may be made without prior approval as of December 31, 2001, is $2,751,954. There were no dividends paid by Crusader to Unico in 2001. Crusader paid dividends of $1,500,000 in 2000 and $2,000,000 in 1999.

In December 1993, the National Association of Insurance Commissioners ("NAIC") adopted a Risk-Based Capital ("RBC") Model Law for property and casualty companies. The RBC Model Law is intended to provide standards for calculating a variable regulatory capital requirement related to a company's current operations and its risk exposures (asset risk, underwriting risk, credit risk and off-balance sheet risk). These standards are intended to serve as a diagnostic solvency tool for regulators that establishes uniform capital levels and specific authority levels for regulatory intervention when an insurer falls below minimum capital levels. The RBC Model Law specifies four distinct action levels at which a regulator can intervene with increasing degrees of authority over a domestic insurer if its RBC is equal to or less than 200% of its computed authorized control level RBC. A company's RBC is required to be disclosed in its statutory annual statement. The RBC is not intended to be used as a rating or ranking tool nor is it to be used in premium rate making or approval. Taking into consideration the Job Creation and Workers Assistance Act of 2002 discussed below, Crusader adjusted capital at December 31, 2001 was 458% of authorized control level risk-based capital.

Insurance Regulatory Information System ("IRIS") was developed by a committee of state insurance regulators primarily to assist state insurance departments in executing their statutory mandate to oversee the financial condition of insurance companies. IRIS helps those companies that merit highest priority in the allocation of the regulators' resources on the basis of 12 financial ratios that are calculated annually. The analytical phase is a review of annual statements and the financial ratios. The ratios and trends are valuable in pointing to companies likely to experience financial difficulties, but are not themselves indicative of adverse financial condition. The ratio and benchmark comparisons are mechanically produced and are not intended to replace the state insurance departments' own in-depth financial analysis or on-site examinations.

An unusual range of ratio results has been established from studies of the ratios of companies that have become insolvent or have experienced financial difficulties. In the analytical phase, all companies that receive four or more financial ratio values outside the usual range are analyzed in order to identify those companies that appear to require immediate regulatory action. Subsequently, a more comprehensive review of the ratio results and an insurer's annual statement is performed to confirm that an insurer's situation calls for increased or close regulatory attention.

In 2001, the Company was outside the usual values of 5 of the 12 IRIS ratio tests, primarily as a result of adverse losses and loss adjustment expenses development. The IRIS ratio test outside the usual values were the Two Year Overall Operating Ratio, Change in Surplus, One Year Reserve Development to Surplus, Two Year Reserve Development to Surplus, and Estimated Current Reserve Deficiency to Surplus.

NOTE 15 - STOCK PLANS

The Company's 1985 stock option plan provided for the grant of incentive stock options to officers and key employees. The plan covered an aggregate of 1,500,000 shares of the Company's common stock (subject to adjustment in the case of stock splits, reverse stock splits, stock dividends, etc.). As of December 31, 2001, there were 11,415 options outstanding, and all are currently exercisable. Options granted under this plan had a life of either 5 or 10 years and had a vesting period from immediate to 9 years. All options were granted at fair market value. There are no additional options available for future grant under the 1985 plan.

The Company's 1999 Omnibus Stock Plan that covers 500,000 shares of the Company's common stock (subject to adjustment in the case of stock splits, reverse stock splits, stock dividends, etc.) was approved by shareholders June 4, 1999. On August 26, 1999, the Company granted 135,000 incentive stock options of which 30,000 were terminated and 105,000 were outstanding as of December 31, 2001. These options expire 10 years from the date of the grant and were not exercisable prior to September 1, 2000. Options covering 10,000 or less shares become exercisable at the rate of 2,500 shares per year commencing September 1, 2000; and options covering more than

10,000 shares become exercisable at the rate of 5,000 shares per year commencing September 1, 2000. At December 31, 2001, there were 70,000 options under the 1999 stock option plan were exercisable.

The Company applies APB Opinion No. 25 in accounting for its incentive stock option plans. Accordingly, no compensation cost has been recognized in the accompanying statements of operations. Had compensation cost for the Company plans been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company's 2001 net income would have been reduced by $27,174; 2000 net income would have been reduced by $74,654 and 1999 net income would have been reduced $210,107. In addition, 2001 earnings per share (basic and diluted) would have been reduced by $0.00, 2000 earnings per share (basic and diluted) would have been reduced by $0.01 and 1999 earnings per share (basic and diluted) would have been reduced by $0.03. Calculations of the fair value under the method prescribed by SFAS No. 123 were made using the Black-Scholes Option-Price Model with the following weighted average assumptions used for the 1999 grant: dividend yield 2.46%, expected volatility of 43%, expected lives of 10 years, and risk-free interest rates of 6.09%. No options were granted during 2001.

The changes in the number of common shares under option are summarized as follows:

	Options	Weighted Average Exercise Price
Outstanding at December 31, 1998	194,546	$3.592
Options granted	135,000	$9.250
Options exercised	(93,131)	$3.691
Options terminated	-	-
Outstanding at December 31, 1999	236,415	$6.780
Options granted	-	-
Options exercised	(30,140)	$3.500
Options terminated	(2,500)	$9.250
Outstanding at December 31, 2000	203,775	$7.239
Options granted	-	-
Options exercised	(59,860)	$3.500
Options terminated	(27,500)	$9.250
Outstanding at December 31, 2001	116,415	$8.686

The weighted average fair value of options granted during 1999 was $4.30. No options were granted in 2001 or 2000. Options exercisable were 81,145 at December 31, 2001, at a weighted average exercise price of $8.44; 121,275 at December 31, 2000, at a weighted average exercise price of $5.87; 101,415 at December 31, 1999, at a weighted average exercise price of $3.50.

The following table summarizes information regarding the stock options outstanding at December 31, 2001:

Exercise Price	Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price of Outstanding Options	Number of Options Exercisable	Weighted Average Exercise Price of Exercisable Options
$3.50	11,415	0.37	$3.50	11,415	$3.50
$9.25	105,000	7.65	$9.25	70,000	$9.25

NOTE 16 - TAXES ON INCOME

The provision for taxes on income consists of the following:

	Year ended December 31		
	2001	2000	1999
Current provision:			
Federal	$(5,375,381)	$(253,899)	$1,668,332
State	24,935	37,409	21,577
Total federal and state	(5,350,446)	(216,490)	1,689,909
Deferred	(502,645)	(29,694)	303,614
Provision for taxes	$(5,853,091)	$(246,184)	$1,993,523

The income tax provision reflected in the consolidated statements of operations is less than the expected federal income tax on income as shown in the table below:

	Year ended December 31		
	2001	2000	1999
Computed tax expense (benefit)	$(5,685,857)	$65,828	$2,422,462
Tax effect of:			
Tax exempt income	(217,383)	(344,428)	(425,963)
Dividend exclusion	-	-	(279)
Other	19,220	(5,910)	(23,334)
State income tax expense	30,929	38,326	20,637
Tax per financial statements	$(5,853,091)	$(246,184)	$1,993,523

On March 9, 2002, the Job Creation and Workers Assistance Act of 2002 was signed into law. This act was effective for tax years ending in 2001 and provided that a net operating loss for tax years ending in 2001 or 2002 is carried back five years, rather than the previously allowed two years. This act allowed the Company to carryback its entire net operating loss. The carryback of our current Federal tax benefit was allocated as follows:

Tax year ended	Amount Applied
December 31, 1996	$(2,145,554)
December 31, 1997	(2,900,437)
December 31, 1998	(352,948)
Total Federal income tax carryback	(5,398,939)
Adjustment to prior year tax provision	23,558
Current Federal income tax provision	$(5,375,381)

The components of the net federal income tax asset included in the financial statements as required by the assets and liability method are as follows:

	Year ended December 31	
	2001	2000
Deferred tax assets:		
Discount on loss reserves	$1,950,452	$1,385,505
Unearned premiums	1,310,128	1,159,690
Other	169,793	189,883
Total deferred tax assets	$3,430,373	$2,735,078
Deferred tax liabilities:		
Deferred acquisition costs	$1,727,043	$1,530,051
Discount on salvage and subrogation	8,400	8,027
Unrealized gain on investments	957,584	62,748
Other	181,095	185,810
Total deferred tax liabilities	$2,874,122	$1,786,636
Net deferred tax assets	$556,251	$948,442

Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. The amount of the deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Company and its wholly owned subsidiaries file consolidated Federal and combined California income tax returns. Pursuant to the a tax allocation agreement, Crusader Insurance Company and American Acceptance Corporation are allocated taxes or (in the case of losses) tax credits at current corporate rates based on their own taxable income or loss.

As a California insurance company, Crusader is obligated to pay a premium tax on gross premiums written in the states of Arizona, California, Colorado, Idaho, Montana, Nevada, Ohio, Oregon, and Washington. The premium tax is in lieu of state franchise taxes; thus, the above provision for state taxes does not include the premium tax.

NOTE 17 – REPURCHASE OF COMMON STOCK - EFFECT ON STOCKHOLDERS' EQUITY

The Company has previously announced that its Board of Directors had authorized the repurchase in the open market from time to time of up to an aggregate of 945,000 shares of the common stock of the Company. During the year ended December 31, 2001, the Company retired an aggregate of 240,358 shares of its common stock at a cost of $1,387,397 of which $118,116 was allocated to capital and $1,269,281 was allocated to retained earnings. As of December 31, 2001, the Company had purchased and retired under the Board of Directors authorization an aggregate of 868,958 shares of its common stock at a cost of $5,517,465.

NOTE 18 - EARNINGS PER SHARE

A reconciliation of the numerator and denominator used in the basic and diluted earnings per share calculation is presented below:

	Year ended December 31		
	2001	2000	1999
Basic Earnings (Loss) Per Share			
Net income (loss) numerator	$(10,870,018)	$439,797	$5,131,366
Weighted average shares outstanding denominator	5,505,398	6,058,674	6,268,069
Per share amount	$(1.97)	$0.07	$0.82
Diluted Earnings (Loss) Per Share			
Net income (loss) numerator	$(10,870,018)	$439,797	$5,131,366
Weighted average shares outstanding	5,505,398	6,058,674	6,268,069
* Effect of diluted securities	-	43,018	90,538
Diluted shares outstanding denominator	5,505,398	6,101,692	6,358,607
Per share amount	$(1.97)	$0.07	$0.81

*In loss periods options are excluded from the calculation of diluted EPS, as the inclusion of such options would have an antidilutive effect.

NOTE 19 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized unaudited quarterly financial data for each of the calendar years 2001 and 2000 is set forth below:

	Comparable Period by Quarter Ended			
	March 31	June 30	September 30	December 31
Calendar Year 2001				
Total revenues	$9,647,868	$10,640,987	$10,524,205	$11,303,846
Income (loss) before taxes	(11,835)	(1,735,416)	(5,309,802)	(9,666,056)
Net income (loss)	52,104	(1,096,725)	(3,508,550)	(6,316,847)
Earnings (loss) per share: Basic	$0.01	$(0.20)	$(0.64)	$(1.16)
Diluted	$0.01	$(0.20)	$(0.64)	$(1.16)
Calendar Year 2000				
Total revenues	$9,929,286	$9,680,120	$9,253,451	$9,505,092
Income (loss) before taxes	828,315	808,470	126,105	(1,569,277)
Net income (loss)	635,009	612,072	155,430	(962,714)
Earnings (loss) per share: Basic	$0.10	$0.10	$0.03	$(0.17)
Diluted	$0.10	$0.10	$0.03	$(0.17)

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

PART III

Item 10. Directors and Executive Officers of the Registrant

Information in response to Item 10 is incorporated by reference from the Company's definitive proxy statement to be used in connection with the Company's Annual Meeting of Shareholders pursuant to Instruction G(3) of Form 10-K.

Item 11. Executive Compensation

Information in response to Item 11 is incorporated by reference from the Company's definitive proxy statement to be used in connection with the Company's Annual Meeting of Shareholders pursuant to Instruction G(3) of Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Information in response to Item 12 is incorporated by reference from the Company's definitive proxy statement to be used in connection with the Company's Annual Meeting of Shareholders pursuant to Instruction G(3) of Form 10-K.

Item 13. Certain Relationships and Related Transactions

Information in response to Item 13 is incorporated by reference from the Company's definitive proxy statement to be used in connection with the Company's Annual Meeting of Shareholders pursuant to Instruction G(3) of Form 10-K.

PART IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) Financial Statements and Schedules Filed as a Part of this Report:

1. Financial statements:

   The consolidated financial statements for the fiscal year ended December 31, 2001, are contained herein as listed in the index to consolidated financial statements on page 25.

2. Financial schedules:

   Index to Consolidated Financial Statements

   Independent Auditors' Report on Financial Statement Schedules
   Schedule II - Condensed Financial Information of Registrant
   Schedule III - Supplemental Insurance Information

   Schedules other than those listed above are omitted, since they are not applicable, not required, or the information required to be set forth is included in the consolidated financial statements or notes.

3. Exhibits:

3.1 Articles of Incorporation of Registrant, as amended. (Incorporated herein by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1984).

3.2 By-Laws of Registrant, as amended. (Incorporated herein by reference to Exhibit 3.2 to Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1991).

10.1 Unico American Corporation Profit Sharing Plan & Trust. (Incorporated herein by reference to Exhibit 10.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1985). (*)

10.2 Unico American Corporation Employee Incentive Stock Option Plan (1985). (Incorporated herein by reference to Exhibit 10.3 to Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1985). (*)

10.3 Amendment to Unico American Corporation Incentive Stock Option Plan (1985). (Incorporated herein by reference to Exhibit 10.4 to Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1987). (*)

10.4 The Lease dated July 31, 1986, between Unico American Corporation and Cheldin Management Company. (Incorporated herein by reference to Exhibit 10.5 to Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1987).

10.5 The Lease Amendment #1 dated February 22, 1995, between Unico American Corporation and Cheldin Management amending the lease dated July 31, 1986. (Incorporated herein by reference to Exhibit 10.5 to Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1995).

10.6 2000 Omnibus Stock Plan of Unico American Corporation (Incorporated herein by reference to Exhibit A to Registrant's Proxy Statement for its Annual Meeting of Shareholders held June 4, 2000). (*)

10.7 Employment Agreement between the Company and Roger Platten dated November 27, 1996. (Incorporated herein by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000). (*)

10.8 Employment Agreement between the Company and Cary Cheldin dated November 27, 1996. (Incorporated herein by reference to Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000). (*)

10.9 Amendment to Employment Agreement between the Company and Cary Cheldin dated January 10, 2000. (Incorporated herein by reference to Exhibit 10.3 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000). (*)

10.10 Agreement to modify employment and general release of all claims between the Company and Roger Platten dated December 21, 2000. (Incorporated herein by reference to Exhibit 10.10 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2000). (*)

10.11 New employment agreement between the Company and Roger Platten dated December 21, 2000. (Incorporated herein by reference to Exhibit 10.11 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2000). (*)

10.12 Stock purchase agreement between the Company and Roger Platten dated December 21, 2000. (Incorporated herein by reference to Exhibit 10.12 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2000). (*)

21 Subsidiaries of Registrant. (Incorporated herein by reference to Exhibit 22 to Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1984).

(*) Indicates management contract or compensatory plan or arrangement.

(b) Reports on Form 8-K:

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2002

UNICO AMERICAN CORPORATION

By: ERWIN CHELDIN
Erwin Cheldin
Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
ERWIN CHELDIN Erwin Cheldin	Chairman of the Board, President and Chief Executive Officer, (Principal Executive Officer)	March 26, 2002
LESTER A. AARON Lester A. Aaron	Treasurer, Chief Financial Officer and Director (Principal Accounting and Principal Financial Officer)	March 26, 2002
CARY L. CHELDIN Cary L. Cheldin	Executive Vice President and Director	March 26, 2002
GEORGE C. GILPATRICK George C. Gilpatrick	Vice President, Secretary and Director	March 26, 2002
DAVID A. LEWIS David A. Lewis	Director	March 26, 2002
WARREN D. ORLOFF Warren D. Orloff	Director	March 26, 2002
DONALD B. URFRIG Donald B. Urfrig	Director	March 26, 2002

21700 Oxnard Street, Suite 1200
Woodland Hills, CA 91367

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Unico American Corporation:

Under date of March 26, 2002, we reported on the consolidated balance sheets of Unico American Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001, as contained in the annual report on Form 10-K for the year 2001. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedules as listed under Item 14(a)2. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

KPMG LLP

March 26, 2002

SCHEDULE II

UNICO AMERICAN CORPORATION
AND SUBSIDIARIES

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

BALANCE SHEETS - PARENT COMPANY ONLY

	December 31 2001	December 31 2000
ASSETS		
Investments		
Available for sale:		
Fixed maturities, at market value (amortized cost December 31, 2001 $0; December 31, 2000 $1,499,575)	$ -	$ 1,499,063
Short-term investments	8,878	117,816
Total Investments	8,878	1,616,879
Cash	19,427	16,406
Accrued investment and other income	250	22,252
Investments in subsidiaries	57,535,001	68,429,823
Property and equipment (net of accumulated depreciation)	267,426	114,107
Income taxes receivable	5,398,939	-
Other assets	218,873	197,297
Total Assets	$63,448,794	$70,396,764
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accrued expenses and other liabilities	$364,789	$1,073,593
Payables to subsidiaries (net of receivables) (1)	22,463,629	17,909,842
Total Liabilities	$22,828,418	$18,983,435
STOCKHOLDERS' EQUITY		
Common stock	$ 2,671,415	$ 2,789,494
Net unrealized investment gains	1,858,839	121,805
Retained earnings	36,090,122	48,502,030
Total Stockholders' Equity	$40,620,376	$51,413,329
Total Liabilities and Stockholders' Equity	$63,448,794	$70,396,764

(1) The Company and its wholly owned subsidiaries file consolidated Federal and combined California income tax returns. Pursuant to the a tax allocation agreement, Crusader Insurance Company and American Acceptance Corporation are allocated taxes or (in the case of losses) tax credits at current corporate rates based on their own taxable income or loss. The payable to subsidiaries include their income tax receivable or liability included in the consolidated return.

The condensed financial statements should be read in conjunction with the consolidated financial statements and notes.

SCHEDULE II (continued)

UNICO AMERICAN CORPORATION
AND SUBSIDIARIES

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

STATEMENTS OF OPERATIONS - PARENT COMPANY ONLY
FOR THE YEARS ENDED DECEMBER 31

	2001	2000	1999
REVENUES			
General and administrative expenses allocated to subsidiaries (*)	$ -	$2,081,837	$5,273,146
Net investment income	54,764	138,487	143,215
Net realized investment gains	3,212	2,508	-
Other income	12,974	13,497	10,755
Total Revenue	70,950	2,236,329	5,427,116
EXPENSES			
General and administrative expenses (*)	46,146	4,782,663	5,356,474
Income (loss) before equity in net income of subsidiaries	24,804	(2,546,334)	70,642
Equity in net income (loss) of subsidiaries	(10,894,822)	2,986,131	5,060,724
Net Income (Loss)	$(10,870,018)	$439,797	$5,131,366

(*) In 2001, the parent company transferred most of their employees and the related salaries, payroll taxes, and administrative expenses directly to its subsidiaries. In the year ended 2000, the parent company did not allocate any of its salaries or payroll taxes to its subsidiaries.

The Company and its subsidiaries file a consolidated federal income tax return.

Unico received cash dividends of $250,000 from American Acceptance Corporation in the year ended December 31, 2001; $1,500,000 from Crusader and $500,000 from American Acceptance Corporation in the year ended December 31, 2000; and $2,000,000 from Crusader in the year ended December 31, 1999.

The condensed financial statements should be read in conjunction with the consolidated financial statements and notes.

UNICO AMERICAN CORPORATION
AND SUBSIDIARIES

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

STATEMENTS OF CASH FLOWS - PARENT COMPANY ONLY
FOR THE YEARS ENDED DECEMBER 31

	2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$(10,870,018)	$439,797	$5,131,366
Adjustments to reconcile net income to net cash from operations			
Undistributed equity in net (income) loss of subsidiaries	10,894,822	(2,986,131)	(5,060,724)
Net realized (gain) on sale of securities	(3,212)	(2,508)	-
Depreciation and amortization	70,940	67,615	96,334
Accrued expenses and other liabilities	(708,804)	279,835	(153,869)
Accrued investment and other income	22,002	23,829	(17,114)
Income taxes receivable	(5,398,939)	-	-
Other assets	(21,576)	(111,740)	18,575
Net cash provided (used) from operations	(6,014,785)	(2,289,303)	14,568
Cash flows from investing activities			
Purchase of fixed maturity investments	-	(998,340)	(1,498,875)
Proceeds from maturity of fixed maturity investments	650,000	1,000,000	-
Proceeds from sale of fixed maturity investments	853,055	1,001,250	-
(Increase) decrease in short-term investments	108,938	(17,816)	1,650,000
Additions to property and equipment	(224,524)	(34,072)	(40,385)
Net cash provided by investing activities	1,387,469	951,022	110,740
Cash flows from financing activities			
Proceeds from issuance of common stock	37	13	202,687
Repurchase of common stock	(1,387,397)	(4,130,068)	-
Dividends paid to shareholders	(272,609)	(945,580)	(1,576,237)
Net change in payables and receivables from subsidiaries	6,290,306	6,402,586	1,255,114
Net cash provided (used) by financing activities	4,630,337	1,326,951	(118,436)
Net increase (decrease) in cash	3,021	(11,330)	6,872
Cash at beginning of year	16,406	27,736	20,864
Cash at end of year	$19,427	$16,406	$27,736

The condensed financial statements should be read in conjunction with the consolidated financial statements and notes.

SCHEDULE III

UNICO AMERICAN CORPORATION
AND SUBSIDIARIES
SUPPLEMENTARY INSURANCE INFORMATION

	Deferred Policy Acquisition Cost	Future Benefits, Losses, and Loss Adjustment Expenses	Unearned Premiums	Premium Revenue	Net Investment Income	Benefits, Claims, Losses and Settlement Expenses	Amortization of Deferred Policy Acquisition Costs	Other Operating Costs	Premium Written
Year Ended December 31, 2001 Property & Casualty	$5,079,535	$60,534,295	$19,328,150	$29,893,844	$5,647,026	$41,677,016	$8,695,037	$1,687,754	$32,106,175
Year Ended December 31, 2000 Property & Casualty	$4,500,147	$45,217,369	$17,099,927	$25,899,234	$5,764,094	$21,676,915	$8,303,917	$1,440,011	$26,406,565
Year Ended December 31, 1999 Property & Casualty	$4,338,217	$41,592,489	$16,583,143	$28,109,361	$5,706,945	$17,027,190	$8,362,814	$1,949,865	$26,543,921

CORPORATE INFORMATION

DIRECTORS

Erwin Cheldin
Chairman of the Board and President
Unico American Corporation

Cary L. Cheldin
Executive Vice President
Unico American Corporation

Lester A. Aaron
Treasurer and Chief Financial Officer
Unico American Corporation

George C. Gilpatrick
Secretary and Vice President
Unico American Corporation

David A. Lewis, CPCU
Insurance Company Executive, Retired

Warren D. Orloff
Independent Actuarial Consultant, Retired

Donald B. Urfrig
Consulting Engineer

SAFE HARBOR STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
The statements under "Letter to Stockholders" and the other statements in this Annual Report that are not historical facts are forward looking statements. These forward looking statements involve risks and uncertainties that could render them materially different, including, but not limited to the effect of economic conditions, premium rate adequacy as a result of pricing factors related to competition or regulation, actual versus estimated claims experience, the effect of the Company's accounting policies, the effect of regulatory and legal developments, and other risks detailed in the Company's filings with the Securities and Exchange Commission.

CORPORATE HEADQUARTERS:
23251 Mulholland Drive
Woodland Hills, California 91364

STOCKHOLDER INFORMATION:
(818) 591-9800

TRANSFER AGENCY AND REGISTRAR:
Unico American Corporation
Stock Transfer Department

AUDITORS:
KPMG LLP
Los Angeles, California

COMMON STOCK LISTING:
NASDAQ NM:
Trading Symbol: UNAM

SUBSIDIARIES:
American Acceptance Corporation
American Insurance Brokers, Inc.
Bedford Insurance Services, Inc.
Crusader Insurance Company
Insurance Club, Inc. d.b.a. American Association for Quality Health Care
National Insurance Brokers, Inc.
Unifax Insurance Systems, Inc.
U.S. Risk Managers, Inc.

The Annual Report to the Securities and Exchange Commission, Form 10-K, may be obtained free of charge upon written request to: Chief Financial Officer, Unico American Corporation, 23251 Mulholland Drive, Woodland Hills, CA 91364

OFFICERS



Erwin Cheldin
Chairman of the Board
and President



Cary L. Cheldin
Executive
Vice President

UNICO® AMERICAN CORPORATION



Lester A. Aaron
Treasurer and
Chief Financial Officer



George C. Gilpatrick
Secretary and
Vice President



COVER PHOTOGRAPHY BY ELIZABETH CHELDIN
LOCATION: YALTA, UKRAINE